SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP
Ltd.
Third Quarter 2010 Results

Lima, Peru, November 10, 2010 - Credicorp (NYSE:BAP) announced today its unaudited results for the third quarter of 2010. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•
Credicorp reported solid 3Q10 earnings of US$ 156.2 million, which despite being down 3.5% QoQ, reflect a significant improvement in its core net income of around 5% QoQ when excluding the extraordinary non-recurrent income. This is also evidenced by an earnings growth of 28.4% YoY. Performance ratios reflected this good performance reaching 2.5% ROAA and 24.4 % ROAE.

•
These good 3Q results confirm the recovered growth trend of 1H10 leading to a strong total net income attributed to Credicorp for the first 9 months of US$ 442 million, up 27.2% from 2009, and pushing Credicorp´s net earnings for the year 2010 towards the high end of expectations.

•	The continuing recovery of economic activity in the Peruvian market is again reflected in Q-end loan balances, which grew 5.6% from last Q accumulating 25.6% loan growth for the year to date.
•	NII grew 5% this Q keeping pace with loan growth and NIM remained flat at 5%, though some impact on NIMs from our A&L management strategy was evident at BCP.
•
Non-financial income, excluding the extraordinary non-recurrent gains on the sale of securities of last and the current Qs, was up 7.7% following a strong increase in fee income of 4.9%, and 11.0% growth in gains from FX transactions.

•
An improvement of our PDL ratio to 1.6% in 3Q10 was recorded as the absolute volumes of past due loans dropped and our loan portfolio expanded. Nevertheless, our conservative internal policy on coverage and provisions, as well as regulatory changes that required more provisions resulted in stronger provisions than originally projected reaching US$ 52 million, up 69.3% from last Q. Therefore, our coverage was up to 193.1% from 179.3% of last Q.

•
The continuing good performance of the insurance business is reflected in the US$ 44.2 million income, almost flat from last Q´s US$ 45.5 million income from insurance premiums net of claims, and 22.8% stronger YoY. YTD performance shows also a substantial 31.1% higher premium income compared with the same period of 2009.

•
After 2 consecutive QoQ drops in operating costs, these were 3.4% up this Q reflecting new recruiting for future growth and investments in training & advisory services as we develop business opportunities. Nevertheless, the strong income generation led to a slight further improvement in the efficiency ratio to 39.4% from 39.6%, continuing the good trend since last year.

•
However, the stronger income could not fully offset the significantly higher provisions incurred this 3Q, and core operating income for Credicorp dropped 2.2% QoQ. Including the extraordinary non-recurrent gains from the sale of securities, total operating income was down 8.6% for the Q. YTD results however, reveals the real performance, with core operating income increasing 36.7% and total operating income, including non-recurrent income, increasing a solid 23.7% for the year.

•
BCP’s 3Q operating results also reflect solid growth in average daily lending volumes of 5.5% and a minimal 0.9% increase in operating costs. Even though provisions for loan losses registered a significant increase, despite the improvement of portfolio quality indicators, operating result was 2.6% up QoQ, excluding non-recurrent gains in securities. The large difference in non-recurrent income QoQ resulted in total operating income dropping 6.3% QoQ, a drop that was compensated by translation gains given the careful A&L management that took advantage of the USD weakness, and lower tax provisions due to tax benefits generated by investments in CDs of BCR. Thus, net contribution to Credicorp was up 3.4% reaching US$ 135.2 million for 3Q10, which reflects a strong ROAE of 31.3% and ROAA of 2.5%.

•	ASHC’s contribution to Credicorp this 3Q was down to US$ 10.6 million from US$ 13.1 million in 2Q basically because of increased provisions as it took a very conservative stance.
•
The low casualty levels from which PPS´s results were benefitting, increased across the board, leading to a reduction in technical results. PV had the lion´s share of this effect, in addition to excellent sales in life policies which in the short run generate high reserves affecting negatively technical results. Thus, bottom line of the insurance business reflects this and its contribution to Credicorp dropped to a still very solid US$ 10.4 million for the 3Q from US$ 12.5 million in 2Q.

•
Prima AFP maintained the excellent results from previous Qs and reported 4.1% higher fee income, 3.8% higher operating income but lower bottom line results due to higher income taxes, leading to a stable contribution to Credicorp of US$ 5.7 million

•
Overall, Credicorp had a very good 3Q which contributed to excellent income generation in all businesses reaching growth rates largely beyond 20% for the first 9 months, plus a 24.4% ROAE, a 1.6% PDL ratio and an improved efficiency ratio of 39.4% for the period.

I. Credicorp Ltd.

Overview

Credicorp reported solid 3Q10 earnings of US$ 156.2 million, which despite being down 3.5% QoQ, reflect a significant improvement in its core bottom line results of around 5% QoQ when excluding extraordinary non-recurrent income. This good performance is also evidenced by an excellent 27.2% YoY earnings growth. Performance ratios reflect these good results reaching excellent levels: 2.5% ROAA and 24.4 % ROAE.

These good 3Q results confirm the recovered growth trend of the first half of the year leading to a strong total net income attributed to Credicorp for the first 9 months of US$ 442 million, up a very strong 27.2% from 2009, and setting the base for Credicorp´s net earnings for the year 2010 to reach a level closer to the high end of expectations.

The continuing and strong recovery of economic activity in the Peruvian market became even more evident in this second half of the year and is undoubtedly driving growth in the loan portfolio. Q-end loan balances grew 5.6% QoQ, revealing a 25.6% loan growth pace for the year. Once again, strong growth was reported both in the wholesale and in the retail segments, which expanded their average daily balances by 5.0% and 5.6% respectively QoQ. Overall average loan book growth was 5.5% within this Q, stronger than the average daily balances growth of 3.5% reported last Q. With respect to growth, star performers continued being the SME (PYME) sector and micro-lending in the Retail Banking segment, though the middle market segment of the wholesale business also performed strongly.

An improvement of our PDL ratio to 1.6% in 3Q10 was recorded as our loan portfolio grew at the above mentioned rates, and the absolute volumes of past due loans dropped. Nevertheless, our conservative internal policy on coverage and provisions, as well as regulatory changes that required more provisions resulted in stronger provisions than originally projected reaching US$ 52 million, up 69.3% from last Q. Therefore, our coverage was up to 193.1% from 179.3% of last Q

Interest income was strong, growing 8.9% QoQ following the solid expansion of our loan portfolio and also strong growth of other interest earning assets through a 9.1% expansion in deposits. Interest expense increased however at a stronger pace. Notwithstanding, NIMs at Credicorp remained flat at 4.85% despite some pressure on NIMs at BCP given the strong growth of the wholesale portfolio and high levels of liquidity invested at the Central Bank with small margins.

Non-financial income, excluding the extraordinary non-recurrent gains on the sale of securities in this and last Q, was up 7.7% following a strong increase in fee income of 4.9%, and 11.0% growth in gains from FX transactions.

The insurance business also performed well with income from net insurance premiums (net of claims) this 3Q remaining strong at US$ 44.2 million after claims, similar to last Q´s performance. Net income generated however did experience some contraction as we will explain further down.

After two consecutive QoQ drops in operating costs, these were 3.4% up this Q reflecting new recruiting for future growth and investments in training & advisory services as we develop business opportunities. Nevertheless, the strong income generation led to a slight further improvement in the efficiency ratio to 39.4% from 39.6%.

Despite all the good income generation reported, the significantly higher provisions incurred this 3Q could not be fully offset and core operating income for Credicorp dropped by 2.2% QoQ. Furthermore, including the extraordinary gains from the sale of securities which were stronger in 2Q than in 3Q, total operating income dropped 8.6% for the Q.

Credicorp Ltd.	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Net Interest income	271,438	258,434	214,547	5.0%	26.5%	775,457	653,955	18.6%
Net provisions for loan losses	(52,303)	(30,895)	(38,216)	69.3%	36.9%	(126,379)	(119,348)	5.9%
Non financial income	193,987	196,554	162,596	-1.3%	19.3%	558,349	506,741	10.2%
Insurance premiums and claims	44,220	45,517	36,018	-2.9%	22.8%	122,224	93,195	31.1%
Operating expenses	(243,281)	(235,321)	(211,568)	3.4%	15.0%	(716,300)	(638,575)	12.2%
Operating Income	214,060	234,289	163,377	-8.6%	31.0%	613,350	495,968	23.7%
Core operating income	204,423	208,940	163,377	-2.2%	25.1%	578,364	423,241	36.7%
Non core operating income*	9,637	25,349	-	-62.0%	-	34,986	72,727	-51.9%
Translation results	14,467	4,675	12,046	209.4%	20.1%	31,202	11,296	176.2%
Worker's profit sharing and income taxes	(62,941)	(65,611)	(45,285)	-4.1%	39.0%	(173,454)	(135,801)	27.7%
Net income	165,586	173,353	130,139	-4.5%	27.2%	471,098	371,463	26.8%
Minority Interest	9,360	11,429	8,432	-18.1%	11.0%	29,078	23,976	21.3%
Net income attributed to Credicorp	156,226	161,924	121,707	-3.5%	28.4%	442,020	347,487	27.2%
Net income / share (US$)	1.96	2.03	1.53	-3.5%	28.4%	5.54	4.36	27.2%
Total loans	13,409,258	12,697,597	10,675,462	5.6%	25.6%	13,409,258	10,675,462	25.6%
Deposits and obligations	16,652,009	15,257,042	13,672,287	9.1%	21.8%	16,652,009	13,672,287	21.8%
Net shareholders' equity	2,689,315	2,433,065	2,130,102	10.5%	26.3%	2,689,315	2,130,102	26.3%
Net interest margin	4.85%	4.99%	4.72%			5.05%	4.78%
Efficiency ratio	39.4%	39.6%	39.8%			40.3%	41.4%
Return on average shareholders' equity	24.4%	27.5%	24.0%			24.2%	24.8%
PDL / total loans	1.59%	1.70%	1.55%			1.59%	1.55%
Coverage ratio of PDLs	193.1%	179.3%	191.7%			193.1%	191.7%
Employees	19,012	19,174	19,269			19,012	19,269
* It refers to a net gain on sales of securities (non financial income)

Offsetting to some extent the drop in total operating income, and following strict A&L management guidelines, some advantage was taken from the dollar weakness and a translation gain was reported. Thus net income reached US$ 165.6 million, which resulted in net income attributable to Credicorp of US$ 156.2 million.

The excellent performance of Credicorp is significantly more evident looking at year to date numbers, with operating income up by 23.7% and core operating income up by an even stronger 36.7%, leading to total net income generated by Credicorp of US$ 471.1 million, of which US$ 442.0 million are attributable to Credicorp and represent an impressive income growth of 27.2% for the YTD. This performance reflects a 24.2% ROAE, 2.5% ROAA, 5.1% NIM, 40.3% efficiency ratio and 1.59% PDL ratio with 193.1% coverage, by all means, more than satisfying results and all at the high end of expected targets.

Credicorp – The Sum of Its Parts

The good 3Q10 results of Credicorp are this time somewhat hidden by different elements, but looking through the numbers and especially at year to date results, the excellence of its performance becomes evident.

Furthermore, as we expressed last Q, the recovery in economic activity has not only reactivated loan growth, but further increased the good levels of income at the asset management subsidiaries and spurred growth in insurance activity, leading to consistently strong numbers.

BCP’s 3Q operating results also reflect solid growth in average daily lending volumes of 5.5% and a minimal 0.9% increase in operating costs. Even though provisions for loan losses registered a significant increase, despite the improvement of portfolio quality indicators, operating result was 2.6% up QoQ, excluding non-recurrent gains in securities. The large difference in non-recurrent income QoQ resulted in total operating income dropping 6.3% QoQ, a drop that was compensated by translation gains given the careful A&L management that took advantage of the USD weakness, and lower tax provisions due to tax benefits generated by investments in CDs of BCR. Thus, net contribution to Credicorp was up 3.4% reaching US$ 135.2 million for 3Q10, which reflects a strong ROAE of 31.3% and ROAA of 2.5%.

Furthermore, income generation has gone up 20.7% YTD, certainly beating all expectations. YTD numbers reveal also that interest income is up by 16.4% while provisions rise only 5.9% for the year, certainly smoothing down the perception of strong rise in provisions of last Q. Non financial income is up by 10.8% given that non-recurrent gains on the sale of securities in 2009 reached a all time high, which in turn disguised an impressive growth in banking services commissions of 32.2%. The efforts on the expense side are also reflected in expense growth of only 11.6% for the year, an achievement in the midst of strong portfolio and business expansion.  This excellent performance, added to a sound A&L management that generated some translation gains resulted in the impressive net earnings growth mentioned of 29.2% for the year reaching US$ 374.8 million. BCP’s ratios reflect these improvements with ROAE at 29.3%, ROAA at 2.3%.

Therefore, BCP´s contribution to Credicorp’s bottom line reached US$ 135.2 million this 3Q vs. US$ 130.7 million in 2Q, while on a cumulative basis, net income contribution totaled US$ 365.2 million for the YTD vs. US$ 284.0 million for the same period in 2009, an increase of 28.6%.

Earnings contribution	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Banco de Crédito BCP(1)	135,216	130,761	98,826	3.4%	36.8%	365,231	283,983	28.6%
BCB	3,442	3,318	7,086	3.7%	-51.4%	12,370	20,851	-40.7%
Financiera Edyficar	5,316	4,980	-	6.8%	-	17,113	-	-
Atlantic	10,603	13,076	8,444	-18.9%	25.6%	37,090	14,860	149.6%
PPS	10,439	12,518	10,088	-16.6%	3.5%	31,449	25,003	25.8%
Grupo Crédito (2)	6,069	6,119	6,878	-0.8%	-11.8%	20,136	21,008	-4.2%
Prima	5,696	5,857	5,661	-2.7%	0.6%	17,499	16,574	5.6%
Others	373	262	1,217	42.4%	-69.4%	2,637	4,434	-40.5%
Credicorp and others (3)	(6,101)	(550)	(2,529)	-1009.3%	-141.2%	(11,886)	2,633	-551.4%
Credicorp Ltd.	(5,844)	(274)	(2,994)	-2031.3%	-95.2%	(11,342)	1,205	-1041.2%
Others	(257)	(276)	465	6.8%	-155.3%	(544)	1,428	-138.1%
Net income attributable to Credicorp	156,226	161,924	121,707	-3.5%	28.4%	442,020	347,487	27.2%
(1) Includes Banco de Crédito de Bolivia and Financiera Edyficar.
(2) Includes Grupo Crédito, Servicorp and Prima AFP
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia reported this 3Q a modest increase in earnings contribution of 3.7% mainly driven by lower provisions as the Bolivian financial market remains stable, but certainly subdued compared to the previous year. Loan growth however was strong reaching 8.6% QoQ, though this did not translate into higher NII revealing further compression of margins, which is to a large extent the result of the prevailing economic, political and regulatory environment. Overall, profitability continues dropping; as also reflected by a further drop in ROAE to 18.3% from 20.0% the previous Q. For the YTD, BCP Bolivia reports a 40.7% drop in income contribution to US$ 12.4 million, whereby this will probably set the new level of income that can be achieved within the existent economic framework.

Edyficar, BCP’s micro-lending vehicle has in turn reported a very good business evolution with lending activity growing at a very strong pace of 10.1% this Q. Reported contribution to Credicorp shows a 6.8% increase QoQ, which reflects strong loan growth and the low level of provisions this year. Therefore, Edyficar continues being a strong performer and a fast growing business and has accumulated a contribution to Credicorp of US$ 17.1 million for the first 9 months reflecting a ROAE of 24.6%.

ASHC’s reported a slip in contribution this 3Q down from US$ 13.0 million to US$ 10.6 million as a result of conservative provisions made for some investments on its portfolio since income generation, both interest income and fee income, remained stable increasing slightly by 1.9% for the Q. For the YTD however, the substantial improvement in ASHC´s performance is evident with a total contribution to Credicorp more than doubling from US$ 14.9 million in 2009 to US$ 37.1 million in 2010 as a consequence of the recovery in the asset management business internationally and the substantial changes in the business structure and professionalization of services at Credicorp.

The low casualty levels, from which PPS´s results were benefitting, increased across the board leading to a reduction in technical results. PV had the lion´s share of this effect, in addition to excellent sales in life policies which in the short run generate high reserves affecting negatively technical results. Thus, bottom line of the insurance business reflects this and its contribution to Credicorp dropped to a still very solid US$ 10.4 million for the 3Q from US$ 12.5 million in 2Q. Nevertheless, also this business shows the significant improvement of its earnings generation capacity when looking at the accumulated earnings and contribution to Credicorp for the YTD, which reached US$ 31.5 million vs. US$ 25.0 million in 2009, which in turn was already a very good year. Furthermore, having announced the acquisition of ALICO’s shares in the insurance group, future contributions to Credicorp will include such additional share and reflect a more substantial role in Credicorp’s income generation.

Finally, Prima AFP maintained the excellent results from previous Qs and reported 4.1% higher fee income, 3.8% higher operating income but lower bottom line results due to higher income taxes, leading to a stable contribution to Credicorp of US$ 5.7 million for the Q, and a YTD contribution of US$ 17.5 million up 5.6% from US$ 16.6 million in 2009.

Credicorp Ltd.’s line includes the provisions for withholding taxes on dividends paid to Credicorp and eventually translation effects, though in 2Q it showed a strong reduction since such tax provisions were compensated by dividend & interest income from investments in some selected Peruvian stocks and bonds recorded during the period, which are today held at Credicorp Ltd. and previously booked at Grupo Crédito.

Though the 3Q results of all subsidiaries given the effects explained led to a drop in total net earnings of Credicorp for the Q of 3.5%, the good performance of all of Credicorp’s subsidiaries throughout the year led to a substantial 27.2% QoQ increase in net income attributable to Credicorp for this first 9 months of the year, a remarkable performance that puts Credicorp´s earnings at the high end of expectations.

II. Banco de Crédito – BCP - Consolidated

Summary 3Q10

During the third quarter of this year, BCP achieved its best quarterly result to date. This reflects the fact that the financial system continues to expand alongside solid growth in the Peruvian economy, which accumulated 8.4% growth from January to August this year.

BCP’s net income totaled US$ 138.6 million in 3Q10, which represented a 3.3% increase QoQ and 26.6% YoY. The year’s accumulated results showed that net income grew 29.2% with regard to the level reported for January-September 2009.

It is important to point out that operating income, excluding extraordinary income, also expanded significantly to total US$ 162.6 million, which was 2.6% higher than the US$ 158.5 million generated in 2Q10.

Banco de Credito and Subsidiaries	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Net financial income	242,274	228,652	197,262	6.0%	22.8%	690,101	592,883	16.4%
Total provisions for loan loasses	(52,614)	(31,183)	(38,917)	68.7%	35.2%	(127,242)	(120,171)	5.9%
Non financial income	167,348	169,541	129,689	-1.3%	29.0%	474,730	428,524	10.8%
Operating expenses	(184,751)	(183,180)	(161,093)	0.9%	14.7%	(553,264)	(495,774)	11.6%
Operating Income	172,257	183,830	126,941	-6.3%	35.7%	484,325	405,462	19.5%
Core operating income	162,620	158,481	126,941	2.6%	28.1%	449,339	332,735	35.0%
Non core operating income*	9,637	25,349	-	-62.0%	-	34,986	72,727	-51.9%
Translation results	12,896	4,972	10,204	159.4%	26.4%	29,548	(4,955)	693.3%
Worker's profit sharing and income taxes	(46,382)	(54,454)	(35,400)	-14.8%	31.0%	(138,582)	(14,422)	860.9%
Net income	138,620	134,221	101,456	3.3%	36.6%	374,750	289,980	29.2%
Net income / share (US$)	0.062	0.060	0.046	3.3%	36.7%
Total loans	13,326,601	12,611,066	10,572,063	5.7%	26.1%
Deposits and obligations	15,642,366	14,209,963	13,946,714	10.1%	12.2%
Net shareholders´ equity	1,864,471	1,679,754	1,556,224	11.0%	19.8%
Net financial margin	4.81%	4.91%	4.87%
Efficiency ratio	46.3%	48.0%	48.8%
Return on average equity	31.3%	33.0%	27.1%
PDL / Total loans	1.59%	1.71%	1.56%
Coverage ratio of PDLs	193.3%	179.5%	191.8%
BIS ratio	13.9%	13.6%	14.5%
Branches	324	325	330
Agentes BCP	3,354	3,086	2,435
ATMs	1,109	1,062	951
Employees	15,650	15,775	15,936
* It refers to a net gain on sales of securities (non financial income)

Excellent quarterly performance in 3Q10 as compared to 2Q10 was primarily due to:

i) 6.0% QoQ growth in net interest income (NII) due to higher interest income related to loan growth;

ii) Higher translation results as a result of appropriate asset & liability management; and

iii) Lower tax levels, which are primarily explained by the tax shelter obtained from investments in BCR CDs.

The aforementioned helped offset the 68.7% QoQ increase in provisions for loans and lower non-recurrent financial income. The latter was explained by a drop in earnings from sales of securities, which was significant in the 2nd and less is volume in this 3rd quarter following the Government’s bond repurchase.

A comparison with 3Q09’s results shows growth of 36.6% in net income and 35.7% in operating income. In terms of the latter, the 22.8% increase in NII was particularly noteworthy along with 29.0% growth in non-financial income (primarily due to the 29.5% increase in fees for banking services) and higher translation results.

Assets reported 12.5% growth QoQ due to an increase in net loans (+5.7% QoQ) and higher securities available for sale (+43.9% QoQ). The latter was associated with a successful treasury management strategy to invest in relatively low cost funding options such as Peruvian government instruments, which are attractive due to the rates offered and the tax shelter they generate.

Good results in the third quarter also include a declining past due ratio, which went from 1.71% at the end of 2Q10 to 1.59% at the end of 3Q10. As we will explain in greater detail later on, this contraction was due to loan growth and a reduction in the past due portfolio.

BCP achieved improvement in operating efficiency for the third consecutive quarter this year. This was evident in an improvement in the efficiency ratio, which dropped from 48.0% in 2Q10 to 46.3% in 3Q10. This quarter’s level is even lower than the 48.8% registered in 3Q09.

Finally, ROAE and ROAA reached very satisfactory levels of 31.3% and 2.5%, respectively.

Core Earnings

Core earnings	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Net interest and dividend income	242,274	228,652	197,262	6.0%	22.8%	690,101	592,883	16.4%
Fee income, net	120,839	113,577	93,348	6.4%	29.5%	341,639	258,521	32.2%
Net gain on foreign exchange transactions	26,354	23,595	25,559	11.7%	3.1%	75,452	65,587	15.0%
Core earnings	389,467	365,824	316,169	6.5%	23.2%	1,107,192	916,991	20.7%

In 3Q10, BCP’s core earnings totaled US$ 389.5 million, which represented a 6.5% increase with regard to 2Q10’s figure and toped 3Q09’s level by 23.2%. Favorable performance this quarter was due primarily to:

i) The 6.0% increase in NII, which was primarily attributable to higher income from interest on loans;

ii) Growth of 6.4% in fee income, which stemmed primarily from higher income from savings accounts, credit cards and contingencies (foreign trade and guarantees); and

iii) Higher earnings on FX transactions (+11.7%) due to an increase in the volume of transactions in a scenario of 1.4% appreciation in the Nuevo Sol.

Accumulated results evolved very favorably, which is reflected in an increase of 23.2% with regard to the income obtained in the first three quarters of 2009. This is attributable to growth in all areas: 22.8% in net interest income, 29.5% of fee income and 3.1% of net earnings for FX transactions.

II.1 Interest Earning Assets

Interest earning assets reported a significant 14.8% increase QoQ due to growth in available for sale securities (+43.9%), primarily BCR CDs, which are attractive investment alternatives; a 5.8% QoQ increase in current loans and a 16.1% increase in available funds attributable to higher legal reserves.

Interest earning assets	Quarter			Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY
BCRP and other banks	3,012,573	2,594,416	2,749,996	16.1%	9.5%
Interbank funds	-	-	68,132	0.0%	-100.0%
Trading securities	73,986	60,037	89,718	23.2%	-17.5%
Securities available for sale	5,336,436	3,707,331	2,793,015	43.9%	91.1%
Current loans	13,114,103	12,395,974	10,406,954	5.8%	26.0%
Total interest earning assets	21,537,098	18,757,758	16,107,815	14.8%	33.7%

The evolution of interest earning assets was closely tied to excellent performance this quarter given that despite an increase in legal reserves, treasury management wisely sought to capture relatively low-cost funds to take advantage of good investment opportunities such as BCR CDs, which offer higher rates and provide a lower effective tax rate. Economic expansion was also reflected in the dynamism of loans, which increased 5.8% QoQ due to growth in the Wholesale and Retail portfolios.

Loan Portfolio

At the end of 3Q10, current loans totaled US$ 13,114 million, which represents a 5.8% increase QoQ and 26.0% YoY. This is a clear indicator that the Peruvian economy is very dynamic right now. If we look at average daily balances, it is evident that the favorable impact is due to the results of both Wholesale Banking and Retail Banking, which reported significant QoQ increases of 5.0% and 5.6%, respectively.

The following graph shows the evolution of daily average balances and end-of-period balances during the third quarter of 2010 where two aspects stand out: (i) the upward trend of loan growth throughout the period, and (ii) the portfolio reported QoQ growth of 5.5% in average daily balances, which is higher than the 3.5% posted in 3Q10. This upward trend is visible at a global level and within each of the banking segments, which indicates that we are experiencing a period of growth in the banking system and throughout all sectors of the economy.

Further analysis of average daily balances indicates that overall expansion was 5.5% QoQ and 22.7% YoY. This expansion was due to total growth of both banking units and within them of all segments.  First, Wholesale Banking achieved 5.0% growth QoQ, reaching more than US$ 7,000 million in average daily loan balances mainly due to important Middle-Market Banking’s short and long term transactions. Retail Banking increased 5.6% QoQ due to market dynamism and loans in SME and Mortgage Loans segments performed particularly well, growing 8.2% and 5.1% QoQ, respectively. It is also important to point out Edyficar’s growth of more than US$ 21 million, which represented 7.9% growth QoQ, topping last quarter’s figure of 5.5%.

		TOTAL LOANS (1)
	(US$ million)
	3Q10	2Q10	3Q09	QoQ	YoY
Wholesale Banking	7,050.5	6,712.2	5,816.5	5.0%	21.2%
- Corporate	4,542.3	4,417.4	3,939.8	2.8%	15.3%
- Middle Market	2,508.2	2,294.8	1,876.6	9.3%	33.7%
Retail Banking	4,796.9	4,541.0	4,058.7	5.6%	18.2%
- SME + Business	1,624.6	1,501.9	1,322.9	8.2%	22.8%
- Mortgages	1,746.9	1,661.7	1,470.0	5.1%	18.8%
- Consumer	892.8	851.8	801.0	4.8%	11.5%
- Credit Cards	532.5	525.6	464.7	1.3%	14.6%
Edyficar	299.7	277.8	-	7.9%	-
Others (2)	739.4	688.6	626.6	7.4%	18.0%

Consolidated total loans	12,886.5	12,219.5	10,501.7	5.5%	22.7%
(1) Average daily balance
(2) Includes Work Out Unit, other banking and BCPBolivia.

If we analyze loan evolution by currency type, we see that both portfolios reported growth of 4.6% and 5.7% in the LC and FC portfolios, respectively.
Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	3Q10	2Q10	3Q09	QoQ	YoY	3Q10	2Q10	3Q09	QoQ	YoY
Wholesale Banking	5,052.1	4,927.7	4,624.1	2.5%	9.3%	5,262.1	4,976.8	4,242.9	5.7%	24.0%
- Corporate	3,475.6	3,346.9	3,516.5	3.8%	-1.2%	3,312.0	3,236.1	2,743.1	2.3%	20.7%
- Middle Market	1,576.6	1,580.8	1,107.5	-0.3%	42.3%	1,950.1	1,740.6	1,499.7	12.0%	30.0%
Retail Banking	8,258.6	7,821.0	6,686.1	5.6%	23.5%	1,873.5	1,786.3	1,782.5	4.9%	5.1%
- SME + Business	2,876.7	2,678.8	2,269.4	7.4%	26.8%	606.3	558.3	550.6	8.6%	10.1%
- Mortgages	2,240.8	2,111.3	1,656.9	6.1%	35.2%	953.7	918.1	905.9	3.9%	5.3%
- Consumer	1,830.5	1,729.6	1,586.7	5.8%	15.4%	244.9	242.6	260.6	0.9%	-6.0%
- Credit Cards	1,310.6	1,301.2	1,173.0	0.7%	11.7%	68.6	67.3	65.5	2.0%	4.9%
Edyficar	810.8	751.1	-	8.0%	-	12.7	13.3	-	-4.0%	-
Others (2)	182.6	174.9	108.7	4.4%	68.0%	674.7	627.0	589.5	7.6%	14.5%

Consolidated total loans	14,304.1	13,674.7	11,418.9	4.6%	25.3%	7,823.1	7,403.3	6,614.9	5.7%	18.3%
(1) Average daily balance
(2) Includes Work Out Unit, other banking and BCP Bolivia.

It is evident that a significant portion of portfolio growth comes from expansion in the FC portfolio that is mainly attributable to an increase in Wholesale Banking loans, which in turn was driven by portfolio growth experimented in Middle-Market Banking. This segment captured important short-term transactions during the fishing season and to a lesser extent during the coffee campaign and obtained long-term loans thanks to real estate investment projects, which continue to grow.

Growth in the FC portfolio is associated with a weak US dollar and the lower rates for the foreign currency portfolio. In this scenario, the wholesale sector is better prepared to manage FC exposure thanks to the natural cover provided by the nature of its business (in terms of assets and income in FC) and the fact that their technical expertise allows them to access to adequate market coverage.

Growth in the local currency portfolio is primarily attributable to Retail Banking’s expansion, particularly in the SME-Business and Mortgage segments, which grew 7.4% and 6.1% QoQ, respectively, due to more extensive financial inclusion and current economic development. As such, it is evident that retail clients are aware of the fact that it is best to avoid the exchange risk that is implicit in borrowing in a currency different from that of their income base. This growth was strengthened by the Wholesale Portfolio, which experienced a reactivation of LC loans and a corresponding increase of 2.5% QoQ thanks to mid-term transactions. This evolution is noteworthy because of the growth it implies and the fact that it offset last quarter’s negative result of -6.1%. In addition to the favorable results of both banking businesses, Edyficar reported significant growth of 8% QoQ in comparison to the QoQ 5.8% increase achieved in 2Q10.

Market Share

At the end of September, BCP consolidated maintained its market leadership with a 30.6% share, which is 10 percentage points above the figure reported for its closest competitor. It is important to emphasize that we currently hold 34.3% of the market for mortgage loans.

As of the end of August, the market shares of Corporate Banking and Middle-Market Banking proved that BCP is solidly positioned, reaching 44% and 32.9% respectively. These figures mirror those reported at the end of June 2010. Within Retail Banking, per product shares, which include the mortgage, consumer and credit card lines, showed little variation QoQ. During the last quarter, a number of changes were made in the classification of PYME and Business products. As such, we currently lack up-dated data to conduct a comparison with the previous classification system.

Dollarization

The foreign currency portfolio accounted for 60.7% of the total portfolio at the end of the third quarter. This represents a slight decline that was due to growth in the LC portfolio of Retail Banking and Wholesale Banking, the latter of which disbursed significant mid-term loans in LC during the third quarter.

II.2 Deposits and Mutual Funds

At the end of 3Q10, deposits reported 10.1% growth QoQ that was driven primarily by an increase in time deposits (+24.2%) and demand deposits (+29.8%) and to a lesser degree by savings accounts (+6.8%). Mutual funds reported a slight increase of 2.1% QoQ.

Deposits and obligations	Quarter			Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY
Non-interest bearing deposits	3,918,653	4,027,803	3,415,360	-2.7%	14.7%
Demand deposits	1,338,403	1,031,248	883,553	29.8%	51.5%
Saving deposits	3,953,997	3,702,869	3,387,339	6.8%	16.7%
Time deposits	5,267,355	4,242,721	5,179,047	24.2%	1.7%
Severance indemnity deposits (CTS)	1,127,933	1,176,925	1,012,534	-4.2%	11.4%
Interest payable	36,026	28,397	68,881	26.9%	-47.7%
Total customer deposits	15,642,367	14,209,963	13,946,714	10.1%	12.2%
Mutual funds in Perú	2,164,067	2,117,306	1,779,085	2.2%	21.6%
Mutual funds in Bolivia	123,312	123,084	156,339	0.2%	-21.1%
Total customer funds	17,929,746	16,450,353	15,882,138	9.0%	12.9%

The increase reported in deposits was due mainly to growth in time deposits given that Wholesale Banking’s clients maintained higher balances this quarter. The increase in time deposits is in line with the CDs investment strategy. Demand deposits and savings accounts reported growth of 29.8% QoQ and 6.8% QoQ due to an increase in deposits in Wholesale Banking and Retail Banking respectively.

This evolution in funding sources is proof of BCP’s ability to capture the funds that will allow it to back future economic growth in the country. The aforementioned implied an increase in the cost of funding, which went from 1.82% in 2Q10 to 2.111% in 3Q10.  This increase is mainly explained by two factors: i) the higher reference rate in Nuevos Soles (from 1.75% in June to 3% in September); and ii) the effect of reserve requirement measures that generated the reduction of US dollar liquidity, which increased the cost of fund for such currency.

BCP’s mutual funds grew 2.1% QoQ due to favorable market value and the campaigns that this segment conducted in 3Q10.

Market Share in Deposits

At the end of September, BCP led the deposits market with a 34.1% market share. This figure was higher than that obtained in 2Q10 (33.1%) and 14 percentage points above its closest competitor.  If we analyze market share by deposit and currency type, BCP maintains a solid lead and has performed particularly well in terms of CTS deposits in FC and savings in LC where its market share tops 40%.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	38.1%	36.6%	29.0%	37.9%
FC	43.4%	41.0%	28.5%	55.6%
LC: Local Currency
FC: Foreign Currency

It is important to mention that the increase in market participation in time deposits in LC, which rose from 21.1% in 2Q10 to 29% in 3Q10 due to successful efforts to capture excess liquidity, particularly from institutional clients.

Dollarization

At the end of 3Q10, de-dollarization was evident in deposits (55.7% in 2Q10 and 51.7% in 3Q10) due to the significant 20.1% increase QoQ in LC deposits. This stemmed primarily from higher time deposits by institutional clients in Wholesale Banking.  This evolution of deposits was attributable to increased confidence in the local currency, which reported a 1.4% appreciation against the US dollar during the third quarter of the year.

II.3 Net Interest Income

NII grew 6.0% QoQ due primarily to a 5.3% increase in interest income, which was attributable to significant loan growth this quarter and helped offset higher interest expenses (+25.1%). In this scenario, NIM performed well at 4.8%.

Net interest income	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Interest income	345,937	311,548	292,292	11.0%	18.4%	963,407	909,494	5.9%
Interest on loans	309,818	294,303	260,705	5.3%	18.8%	884,286	783,044	12.9%
Interest and dividends on investments	33	42	384	-21.4%	-91%	3,532	3,088	14.4%
Interest on deposits with banks	1,643	1,627	2,351	1.0%	-30.1%	5,058	16,163	-68.7%
Interest on trading securities	21,035	19,511	27,730	7.8%	-24.1%	60,384	83,000	-27.2%
Other interest income	13,408	(3,935)	1,122	440.7%	1095.0%	10,147	24,199	-58.1%
Interest expense	103,663	82,896	95,030	25.1%	9.1%	273,306	316,611	-13.7%
Interest on deposits	35,477	22,558	61,505	57.3%	-42.3%	79,590	220,103	-63.8%
Interest on borrowed funds	41,879	29,272	4,746	43.1%	782.4%	99,941	21,244	370.4%
Interest on bonds and subordinated note	23,783	23,063	16,501	3.1%	44.1%	72,474	47,013	54.2%
Other interest expense	2,524	8,003	12,278	-68.5%	-79.4%	21,301	28,251	-24.6%
Net interest income	242,274	228,652	197,262	6.0%	22.8%	690,101	592,883	16.4%
Average interest earning assets	20,147,428	18,643,574	16,203,524	8.1%	24.3%	18,942,898	16,497,211	14.8%
Net interest margin*	4.81%	4.91%	4.87%			4.86%	4.79%
*Annualized

NII’s quarterly evolution shows 6.0% growth, which was attributable to:

i)The 5.3% increase in interest on loans due to significant loan growth (+5.7% in the quarter’s gross closing balances and +5.5% in average daily balances) due to higher growth in the Wholesale Banking and Retail Banking portfolios; and

ii)          The increase in other interest income from earnings on derivatives.

The aforementioned helped offset higher interest expenses associated with the increase of interest on deposits and the interest on borrowed funds. The former was attributable to 10.1% growth in volume of deposits and the higher interest rates for US-dollar denominated deposits due to shortage of US dollar as a result of aggressive BCR’s changes in reserve requirements. On the other hand, the higher interests on borrowed funds are related to some accounting reclassifications (mainly expenses for derivatives linked to borrowed funds that were previously reported within other expenses or as negative other income) and to a lesser extend higher average interest rate for due to banks, which is related to the shortage aforementioned.

It is also necessary to point out that the evolution of NII was highly satisfactory given that this item does not include the tax benefit generated by investments in BCR CDs (which are reported in the provisions account for income taxes). Margins for Wholesale Banking continued to drop; nevertheless, growth in volumes, particularly in Middle-market Banking, offset the aforementioned effect. There is no doubt, significant growth in the Retail Banking and Edyficar portfolios helped mitigate this effect.

The aforementioned explains both the slight decline in NIM, which went from 4.9% to 4.8%, and the drop in NIM on loans, which was situated at 7.7% at the end of 3Q10 and was below the 8.0% posted last quarter.

Loan / Deposit Ratio

Another aspect that needs to be considered in NIM evolution is our conservative asset and liability matching policy in currency and tenor, which implies an “opportunity cost.” In this sense, a significant increase in local currency (LC) deposits was evident while the increase in foreign currency (FC) deposits was minimal, which is reflected in the loan to deposit ratio that is currently 68.9% in LC and 100.5% in FC. In this scenario, FC funds are needed to finance portfolio growth while maintaining adequate matching, which in turn generates a need for issuances and results in higher payments of interest on loans (due to banks) that imply higher funding costs than deposits. In this context, there is an excess of LC deposits, which is invested in Central Bank´s instruments. This creates an additional downward pressure on NIM given that the interest income generated by this investment is low and the tax benefit that increases it´s profitability and makes it a very attractive investment is not captured by the NIM.

II.4 Past Due Portfolio and Provisions for Loan Losses

The past due ratio fell significantly, going from 1.71% in 2Q10 to 1.59% in 3Q10. The coverage ratio for the past due loan portfolio rose from 179.5% to 193.3% due to higher net provisions.

Provision for loan losses	Quarter			Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY
Provisions	(59,018)	(43,592)	(44,080)	35.4%	33.9%
Loan loss recoveries	6,404	12,408	5,163	-48.4%	24.0%
Net provisions, for loan losses	(52,614)	(31,183)	(38,917)	68.7%	35.2%
Total loans	13,326,601	12,611,066	10,572,063	5.7%	26.1%
Reserve for loan losses (RLL)	410,814	386,148	316,718	6.4%	29.7%
Charge-Off amount	35,801	35,296	20,709	1.4%	72.9%
Past due loans (PDL)	212,498	215,092	165,109	-1.2%	28.7%
PDL/Total loans	1.59%	1.71%	1.56%
Coverage	193.3%	179.5%	191.8%

The increase in gross provisions in 3Q10 (+35.4% QoQ) was partially attributable to growth in total loans (+5.7% QoQ) but mainly due to regulatory changes and the internal policy relative to:

(i)	new loan segmentation, which implied, in the case of some products, higher loan provisions (such as Business segment);

(ii)
the re-activation of pro-cyclical provisions required by the Peruvian supervisor as of 3Q10 in a context of economic growth; it is important to note, however, that the impact of this measure was much lower because the provisions made before the international crisis were not used; and

(iii)	a conscious decision to increase provisions to expand the coverage level.

Recoveries for charge offs fell this quarter (-48.4% QoQ), which heightened the increase in net provisions (68.7% QoQ). These recoveries took place primarily in BCP Peru (associated mainly with Work-out Unit).

With regards to the past due ratio- which measures loan portfolio quality- it improved substantially QoQ, going from 1.71% at the end of 2Q10 to 1.59% at the end of 3Q10. Moreover, when we analyze PDL ratio for loans with more than 90 days overdue, we note a reduction from 1.19% at the end of 2Q10 to 0.97% at the end of 3Q10. The aforementioned evolutions were the result of  5.7% growth QoQ in gross loans as well as a drop of 1.2% QoQ in absolute terms in the past due portfolio.  The curve in the following chart shows the evolution of PDLs and clearly reflects the effect of the economic slowdown in 2009 which had a delayed impact on PDLs and its recovery.

PDL	3Q10	2Q10
PDL (%)	1.59%	1.71%
PDL over 90 days (%)	0.97%	1.19%

II.5 Non Financial Income

The 6.4% growth observed in fees for banking services and the 11.7% increase in earnings on FX transactions significantly offset lower net earnings on sales of securities. Thus, excluding extraordinary gains on sales of securities, non financial income would increase 9.4% QoQ.

Non financial income	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Fee income	120,839	113,577	93,348	6.4%	29.5%	341,639	258,521	32.2%
Net gain on foreign exchange transactions	26,354	23,595	25,559	11.7%	3.1%	75,452	65,587	15.0%
Net gain on sales of securities	18,987	29,727	9,890	-36.1%	92.0%	48,875	92,164	-47.0%
Other income	1,168	2,642	892	-55.8%	30.9%	8,764	12,251	-28.5%
Total non financial income	167,348	169,541	129,689	-1.3%	29.0%	474,730	428,523	10.8%

Fees for banking services grew 6.4% QoQ due to increases across segments. It is important to emphasize that the evolution of fees for Other Accounts (+9.1% QoQ) was mainly attributable to higher fees relative to Savings Accounts and Debit Cards. The Others category (+4.4% QoQ) also reported considerable growth, primarily in terms of higher fees for Foreign Trade and those derived from Contingencies (guarantees).

The aforementioned, coupled with higher net earnings on FX operations, which rose 11.7% QoQ due to an increase in the volume of operations in a context in which the Nuevo Sol appreciated (+1.4%), mitigated the effect caused by the decline in net earnings on sales of securities.

It is important to highlight that non financial income would increase 9.4% QoQ when excluding extraordinary gains on sales of securities reported in 3Q and 2Q  obtained from the Peruvian Government’s repurchase of bonds denominated in Euros.

Banking Fee Income	Quarter			Change %
US$ 000	3Q10	2Q10	3Q09	3Q10 / 2Q10	3Q10 / 3Q09
Miscellaneous Accounts*	30,863	28,276	23,792	9.1%	29.7%
Contingents	7,113	6,214	5,238	14.5%	35.8%
Payments and Collections	15,376	14,651	12,881	4.9%	19.4%
Drafts and Transfers	7,321	6,837	6,265	7.1%	16.9%
Credit Cards	15,284	14,628	12,729	4.5%	20.1%
Others	44,882	42,970	32,444	4.4%	38.3%
Total Fee Income	120,839	113,577	93,348	6.4%	29.5%
* Saving Accounts, Current Accounts and Debit Card.

The positive evolution of fees is also related to the behavior of banking transactions, which grew 5.4% QoQ due, in large part, to on-line transactions. This growth is mainly attributable to an increase in Internet transactions (+8.5% QoQ), which represents 35% of the total growth of transactions this quarter.  Other items that contributed to growth in transactions were (i) an increase in the use of ATMs (+7.4% QoQ) and (ii) higher transactions in Telecrédito (+8.9% QoQ).  The aforementioned is a clear sign that customers are increasing their use of channels that are more cost efficient for BCP.

N° de Transactions per channel	Quarter			Change %
	Average 3Q10	Average 2Q10	Average 3Q09	3Q10 / 2Q10	3Q10 / 3Q09
Teller	10,105,034	10,115,285	10,596,719	-0.1%	-4.6%
ATMs Via BCP	8,957,045	8,339,318	7,239,234	7.4%	23.7%
Balance Inquiries	2,931,377	2,888,532	2,554,782	1.5%	14.7%
Telephone Banking	1,643,660	1,548,182	1,470,293	6.2%	11.8%
Internet Banking Via BCP	11,458,877	10,563,002	9,770,583	8.5%	17.3%
Agente BCP	5,383,892	5,118,650	4,006,165	5.2%	34.4%
Telecrédito	4,725,407	4,339,153	3,973,367	8.9%	18.9%
Mobile banking	303,147	254,054	118,641	19.3%	155.5%
Direct Debit	417,399	418,500	408,430	-0.3%	2.2%
Points of Sale P.O.S.	4,273,894	4,052,376	3,474,223	5.5%	23.0%
Other ATMs network	333,604	319,065	270,654	4.6%	23.3%
Total transactions	50,533,335	47,956,117	43,883,091	5.4%	15.2%

BCP’s network of distribution channels (only in Peru) continues to grow, specifically in terms of the number of BCP Agents, which continues to be the channel with the highest profile and growth (+8.7% QoQ). In this way, the total number of points of contact grew in 3Q10 (+7.0% QoQ), which is double the growth reported in 2Q10.  A YoY analysis shows that the total number of points of contact has increased by more than one thousand.

	Balance as of			Change %
	3Q10	2Q10	3Q09	QoQ	YoY
Branches	324	325	330	-0.3%	-1.8%
ATMs	1,109	1,062	951	4.4%	16.6%
Agentes BCP	3,354	3,086	2,435	8.7%	37.7%
Total	4,787	4,473	3,716	7.0%	28.8%

II.6 Operating Costs and Efficiency

For the third consecutive quarter, BCP achieved an improvement in operating efficiency, which was reflected in a drop in the efficiency ratio, which went from 48.0% in 2Q10 to 46.3% in 3Q10. This positive evolution was due to an increase in income as well as an adequate control of expenses, which remained at levels similar to those seen in 2Q10.

Operating expenses	Quarter			Change %		Year to date		Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Salaries and employees benefits	95,404	90,961	80,318	4.9%	18.8%	284,810	238,983	19.2%
Administrative, general and tax expenses	67,549	67,866	59,269	-0.5%	14.0%	201,200	186,741	7.7%
Depreciation and amortizacion	17,392	16,837	14,712	3.3%	18.2%	50,652	42,556	19.0%
Other expenses	4,406	7,516	6,794	-41.4%	-35.1%	16,602	27,493	-39.6%
Total operating expenses	184,751	183,180	161,093	0.9%	14.7%	553,264	495,773	11.6%
Efficiency ratio	46.3%	48.0%	48.8%			48.5%	51.1%

Operating expenses were similar QoQ, reporting an increase of only 0.9%. This slight variation was due primarily to an increase in salaries and employee benefits (+4.9% QoQ)-in line with business expansion- which was offset by a reduction in other expenses and administrative expenses.

The table below provides details on the administrative expensive and quarterly variations:

Administrative Expenses	Quarter						Change %		Year to date		Change %
US$ 000	3Q10%		2Q10%		3Q09%		QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Marketing	8,815	13.0%	8,133	12.0%	7,197	11.5%	8.4%	22.5%	22,256	19,321	15.2%
Systems	9,270	13.7%	7,994	11.8%	7,463	11.9%	16.0%	24.2%	26,615	26,212	1.5%
Transport	6,057	9.0%	5,530	8.1%	5,448	8.7%	9.5%	11.2%	17,532	15,653	12.0%
Maintenance	2,971	4.4%	2,530	3.7%	3,052	4.9%	17.4%	-2.7%	8,175	8,495	-3.8%
Communications	3,857	5.7%	4,734	7.0%	3,312	5.3%	-18.5%	16.5%	12,203	9,447	29.2%
Consulting	3,076	4.6%	4,460	6.6%	6,500	10.4%	-31.0%	-52.7%	9,801	13,686	-28.4%
Others	17,621	26.1%	19,246	28.4%	18,209	29.1%	-8.4%	-3.2%	56,836	56,414	0.7%
Taxes and contributions	6,635	9.8%	7,009	10.3%	5,937	9.5%	-5.3%	11.8%	20,337	18,064	12.6%
Other subsidiaries and eliminations, net	9,247	13.7%	8,231	12.1%	5,451	8.7%	12.3%	69.6%	27,445	19,447	41.1%
Total Administrative Expenses	67,549	100.0%	67,867	100.0%	62,569	100.0%	-0.5%	8.0%	201,200	186,740	7.7%

II.7 Shareholders’ Equity and Regulatory Capital

The BIS ratio rose to 13.89% at the end of 3Q10 due to a decline in total RWA (-1.1% QoQ) and an increase in regulatory capital (+0.8% QoQ). Additionally, ROAE remained at an excellent level of 31.3%, which reflects the high profitability of the banking business.

Shareholders' equity	Quarter			Change %
US$ 000	3Q10	2Q10	3Q09	QoQ	YoY
Capital stock	783,213	783,213	667,250	0.0%	17.4%
Reserves	388,309	388,309	388,275	0.0%	0.0%
Unrealized gains and losses	131,056	84,959	94,797	54.3%	38.2%
Retained earnings	187,143	187,143	115,922	0.0%	61.4%
Income for the year	374,750	236,130	289,980	58.7%	29.2%
Net shareholders' equity	1,864,471	1,679,754	1,556,224	11.0%	19.8%
Return on average equity (ROAE)	31.3%	33.0%	27.1%

The QoQ analysis reveals that net shareholders’ equity grew 11.0% due to higher retained earnings this quarter (+58.7%). Although net income increased this quarter with regard to 2Q10, higher growth in shareholders’ equity explains the fact that ROAE has dropped to 31.3%, which is still a very favorable level and is ample evidence that BCP’s profitability remains high.

The BIS ratio went from 13.62% at the end of 2Q10 to 13.89% at the end of 3Q10. This was primarily attributable to a 1.1% QoQ decline in total RWA (risk-weighted assets), which offset the marginal increase of 0.8% QoQ in regulatory capital.

Total RWA contracted 1.1% QoQ due to the 20.9% QoQ decline in assets weighted for market risk given that BCP maintains a lower position in dollars. A contraction in assets weighted for credit risk was also evident despite a significant increase in gross loans of 5.7% QoQ.  This is attributable to the fact that as of July, the standard method (Basel II) was used to calculate credit RWA. This methodology is more sensitive to the portfolio’s risk quality and in the case of BCP (good risk profile), the change has meant that a significant percentage of the portfolio is subject to lower weighted risk rates such as AA+ Corporate loans, off-balance sheet and loans with liquid guarantees.

Although the credit and operational RWA declined, the associated capital requirements increased due to the higher capital requirements set by the Peruvian regulatory entity (9.8% as of July; previously 9.5%).

Finally, BCP, based on its preliminary analysis of the impact of implementing Basel III for 2018, believes that it has complied with the new capital requirements. This is still subject to the regulatory entity’s interpretation (Superintendence of Banking, Insurance and Private Pension Fund Administrators) of the treatment given to hybrid bonds and the magnitude and composition of additional requirements for pro-cyclical capital and systemic risk.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ 000	Sep 10	Jun 10	Sep 09	Sep 10 / Jun 10	Sep 10 / Sep 09
Capital Stock	917,739	905,074	772,638	1.4%	18.8%
Legal and Other capital reserves	476,912	470,331	460,838	1.4%	3.5%
Accumulated earnings with capitalization agreement	-	-	114,234	-	-
Loan loss reserves (1)	167,661	168,228	133,804	-0.3%	25.3%
Perpetual subordinated debt	250,000	250,000	-	0.0%	-
Subordinated Debt	448,728	446,011	432,418	0.6%	3.8%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit	(232,388)	(227,269)	(174,911)	2.3%	32.9%
Goodwill	(43,805)	(43,200)	-	1.4%	-
Total Regulatory Capital	1,984,848	1,969,175	1,739,021	0.8%	14.1%

Tier 1 (2)	1,560,999	1,514,939	1,289,384	3.0%	21.1%
Tier 2 (3) + Tier 3 (4)	423,850	454,236	449,636	-6.7%	-5.7%

Total risk-weighted assets	14,290,912	14,454,607	12,024,011	-1.1%	18.9%
Market risk-weighted assets (5)	410,725	519,321	897,171	-20.9%	-54.2%
Credit risk-weighted assets	13,396,056	13,458,244	10,684,874	-0.5%	25.4%
Operational risk-weighted assets (6)	484,132	477,043	441,966	1.5%	9.5%

Market risk capital requirement (5)	40,251	49,335	85,231	-18.4%	-52.8%
Credit risk capital requirement	1,312,813	1,278,533	1,015,063	2.7%	29.3%
Operational risk capital requirement (6)	47,445	45,319	41,987	4.7%	13.0%
Capital ratios
BIS ratio (7)	13.9%	13.6%	14.5%
Risk-weighted assets (8) / Regulatory Capital	7.20	7.34	6.91
(1) Until June 2009,  loan loss reserves up to 1% of gross loans.   Since July 2009,  up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries
+ Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves
+ Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) Since July 2009, it includes capital requirement to cover price and rate risk.
(6) Effective as of July 2009.
(7) Regulatory Capital / Risk-weighted assets (legal minimum = 9.8% since July 2010)
(8) Until June 2009,  Risk-weighted assets = Credit risk-weighted assets + Capital requirement to cover market risk * 11.  Since July 2009,
Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5

III. Banco de Crédito de Bolivia

Results

In 3Q10, BCP Bolivia reported net income of US$ 3.4 million, whereby this will probably set the new level of income that can be achieved within the existent economic framework. The results of this quarter represented a 3.7% increase QoQ and a 51.4% contraction YoY. The QoQ increase was due primarily to: (i) higher non-financial income (13.6%), and (ii) lower net provisions for loans (-26.7%). All above offset the reduction of 4.9% QoQ in net interest margin.

Financial income rose due to an increase in the volume of FX transactions, which compensated the effect of the exchange rate that remains fixed and the reduction of the spread, growth in volume has generated an increase in financial income. Net loan provisions fell after the portfolio was restructured to comply with ASFI changes in provision requirements.  The main modifications to these norms include a simplification in the portfolio’s segmentation from eight classes to six. This scenario, coupled with the fact that the bank’s policies- which were much more conservative than the legislation previously in effect- have been aligned with ASFI legislation, means that the portfolio is much healthier. This had led BCP to reduce the provisions stipulated under previous policies. The past due loan ratio has also fallen, which has further reduced the need for loan provisions.

The drop in net income YoY (-51.4%) is primarily attributable to lower net interest  income, which was generated by (i) excess liquidity, (ii) a decline in the borrowing rate and (iii) an increase in deposits rates (regulated by ASFI). The elimination of some fees (regulated by ASFI) and higher net loan provisions (12.1% YoY) have been insufficient to offset the effect of smaller margin (-33.9% YoY) on the net income.

The prudent strategy to main loan risk allowed BCP to achieve a past due loan ratio of 1.4% in 3Q10 (1.5% in 2Q10 and 2.3% in 3Q09) coverage of 304.5% (284.6% in 2Q10 and 241.3% in 3Q09). These indicators show that BCP Bolivia was one of the top performers in the Bolivian banking system, which reported ratios of 2.5% and 197.2%, respectively, at the end of 3Q10. BCP Bolivia’s ROAE was 18.3%, lower than the 20.0% reported in June 2010 and below the 30.3% registered in September 2009.

Assets and Liabilities

Total loans at the end of September 2010 were US$ 570.7 million, which indicates an 8.6% increase over the US$ 525.6 million reported in June 2010 and 21.2% above the level reported in September 2009. Loan growth in the third quarter was attributable to the bank’s decision to adopt a more aggressive loan strategy due to good economic indicators and the fact that its past due loan ratio was one of the lowest in the banking system.

This quarter, Retail Banking’s performance, which reported 9.0% growth QoQ and 20.1% YoY, was particularly noteworthy. This increase has an important impact on the bank’s results given it represents 53.3% of the total portfolio (Wholesale Banking represents 43.6% and Special Accounts, 3.1%)and generates higher margins.  The Retail Banking product that showed the highest QoQ growth was the commercial segment (19.4%), which represents 8.6% of this portfolio. The Home Mortgage segment represents 44.9% of the Retail Banking portfolio and grew 4.1% QoQ and 13.7% YoY.

In terms of liabilities, BCP Bolivia’s deposits increased 6.5% QoQ but fell 8.3% YoY. The QoQ increase is primarily attributable to growth of 21.1% and 4.8% in time deposits and savings accounts, respectively, while the YoY contraction was due to a 24.4% decline in savings accounts with regard to September 2009. This contraction can be traced to a drop savings accounts held by institutional clients, which generated excess liquidity.

Shareholders’ equity increased 3.4% QoQ but fell 8.4% QoQ due to lower quarterly earnings.

BCP Bolivia maintained an 11.7% share of the market of current loans (not including rescheduled loans) and holds 11.8% of total deposits. This situates the bank in third place in terms of loans and fourth in deposits in the Bolivian banking system. BCP Bolivia continues to position itself as a bank on the move that provides simple and efficient technological solutions by offering innovative transactional products and increasingly sophisticated on-line services.

Banco de Crédito de Bolivia	Quarter			Change %		Year to date		Change %
US$ million	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Net financial income	7.7	8.1	11.6	-4.9%	-33.9%	24.6	38.7	-36.4%
Net provisions for loan losses	(1.3)	(1.8)	(1.2)	-26.7%	12.1%	(3.4)	(5.2)	-34.9%
Non financial income	9.4	8.3	9.0	13.6%	5.3%	26.8	29.4	-8.7%
Operating expenses	(11.6)	(11.0)	(11.6)	5.3%	-0.4%	(33.6)	(37.5)	-10.5%
Translation result	0.1	(0.1)	0.1	235.9%	14.1%	0.0	(0.3)	102.9%
Income tax	(0.8)	(0.2)	(0.7)	312.0%	12.3%	(2.1)	(2.5)	-15.6%
Net Income	3.4	3.3	7.1	3.7%	-51.4%	12.4	22.6	-45.2%
Total loans	570.7	525.6	470.8	8.6%	21.2%
Past due loans	7.9	8.1	10.7	-2.6%	-26.4%
Net provisions for possible loan losses	(23.1)	(22.3)	(24.0)	3.8%	-3.8%
Total investments	224.5	267.0	328.1	-15.9%	-31.6%
Total assets	1,014.2	965.8	1,120.1	5.0%	-9.5%
Total deposits	888.2	833.8	968.6	6.5%	-8.3%
Net shareholders' equity	92.6	89.5	101.1	3.4%	-8.4%
PDL / total loans	1.39%	1.54%	2.28%
Coverage ratio of PDLs	304.5%	284.6%	241.3%
ROAE*	18.3%	20.0%	30.3%
Branches	65	65	65
Agentes	35	40	55
ATMs	172	171	172
Employees	1,396	1,368	1,522
* ROAE: (Acumulated net income / average monthly equity (from dec. to date))/(number of months)*12

IV. Financiera Edyficar

Edyficar	Quarter		Year to date	Change %
US$ 000	3Q10	2Q10	Sep 10	QoQ
Net financial income	21,571	19,499	58,371	10.6%
Total provisions for loan loasses	(1,887)	(1,238)	(2,988)	52.4%
Non financial income	223	217	533	2.8%
Operating expenses	(13,147)	(10,996)	(33,905)	19.6%
Operating Income	6,761	7,482	22,012	-9.6%
Translation results	1,138	381	2,968	198.5%
Worker's profit sharing and income taxes	(2,440)	(2,740)	(7,408)	-11.0%
Net income	5,459	5,123	17,572	6.6%
Contribution to BCP	5,448	5,112	17,535	6.6%
Total loans	318,708	289,392	318,708	10.1%
Past due loans	13,352	13,314	13,352	0.3%
Net provisions for possible loan losses	(24,987)	(25,136)	(24,987)	-0.6%
Total assets	375,773	361,827	375,773	3.9%
Deposits and obligations	74,271	74,708	74,271	-0.6%
Net shareholders' equity	47,878	42,415	47,878	12.9%
PDL / Total loans	4.2%	4.6%	4.2%
Coverage ratio of PDLs	187.1%	188.8%	187.1%
Return on average equity*	22.8%	22.6%	24.6%
Branches	105	104
Employees	1,534	1,538
* Net shareholder´s equity includes US$ 50.7 millions from goodwill

Edyficar’s performance in 3Q10 exceeded 2Q10’s excellent results. Noteworthy aspects include:

(i)           The 10.1% QoQ increase in loans, which topped 2Q10’s QoQ growth of 6.6%;

(ii)          The past due ratio rate went from 4.6% in 2Q10 to 4.2% in 3Q10, which was attributable to loan growth and the fact that the level of past due loans reflected virtually no change QoQ;

(iii)         The 6.6% QoQ increase in net earnings, which increased Edyficar’s contributions to BCP and Credicorp; and

(iv)         A satisfactory ROAE of 22.8% (considering the US$ 50.7 million in goodwill) and 48.4% (excluding goodwill).

Despite a strong increase in operating expenses to train new personnel to prepare for future growth, at the end of the third quarter, Edyficar reported net earnings of US$ 5.5 million, rising 6.6% QoQ.  This good quarterly performance was attributable to a 10.6% increase in NII due to loan growth; lower tax provisions; and an increase in translation earnings, which was attributable to a 1.4% appreciation of the Nuevo Sol in comparison to the 0.5% reported in 2Q10.

NII reported significant growth (10.6% QoQ). This was due primarily to interest income stemming from considerable loan growth (10.1% QoQ) as well as adequate financial management. The latter was reflected in lower financial expenses and an earnings increase, which was attributable to a successful strategy to negotiate forward contracts.

Net loan provisions totaled US$ 1.9 million in 3Q10 (US$ 3.0 million accumulated during 2010). This represented an increase of US$ 650 mil QoQ, which was due to higher provisions taken to cover loan growth as well as voluntary provisions to maintain the coverage ratio. It is important to mention that provisions will be higher next year given that the accounting adjustment made at the time of purchase will be reported this year.

Operating expenses grew 19.6% QoQ. This was due primarily to an increase in personnel expenses stemming from investments in analyst training and additional projects to prepare Edyficar to capture market growth in the future and achieve the company’s goals.

Edyficar reported a past due ratio of 4.2% in 3Q10, which was lower than the 4.6% reported in 2Q10 due to significant loan growth. Currently, the company’s strategy is to focus on improving loan quality and collections management.

Finally, it is evident that Edyficar’s contribution to BCP continues to rise. This is reflected in the company’s ROAE, which reached 22.8% in 3Q10 and 24.6% in accumulated terms.

V. Atlantic Security Holding Corporation

Quarterly Results

In order to compare the results of 3Q10 and 2Q10, we have eliminated the effect of Credicorp’s dividends on 2Q10’s results, which totaled US$ 24.9 million (treasury shares), in the table below:

ASHC	Quarter			Change %		Year to Date		Change %
US$ millions	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Net interest income	8.7	8.8	7.5	-0.8%	16.9%	26.7	20.0	33.7%
Dividend income	0.2	0.1	0.1	45.4%	15.2%	0.4	0.2	119.7%
Fees and commissions from services	2.1	2.0	1.5	4.7%	38.1%	6.4	4.0	60.2%
Net gains on foreign exchange transactions	0.0	-0.1	0.1	127.8%	-79.3%	-0.3	-0.5	-41.6%
Total earnings	11.0	10.8	9.3	1.9%	18.9%	33.2	23.7	28.8%
Net Provisions	-1.5	0.0	-0.9	100.0%	58.7%	-1.5	-8.4	-82.2%
Net gains from sale of securities	3.1	3.7	1.6	-18.0%	92.9%	10.4	3.3	218.9%
Other income	-0.1	0.1	0.5	-180.6%	-117.3%	0.3	2.1	-86.2%
Operating expenses	-1.9	-1.9	-2.0	-2.7%	5.1%	-5.6	-5.6	-0.6%
Net income	10.6	12.8	8.4	-17.3%	25.5%	36.8	15.0	145.5%
Net income / share	0.1	0.1	0.1	-17.3%	25.5%	0.4	0.2	145.5%
Contribution to Credicorp	10.6	13.1	8.4	-18.9%	25.6%	37.1	14.9	149.6%
Total loans	493.0	492.3	134.3	0.1%	267.2%
Total investments available for sale	781.5	714.6	825.2	9.4%	-5.3%
Total assets	1,527.2	1,388.6	1,508.4	10.0%	1.2%
Total deposits	1,249.8	1,121.7	1,247.7	11.4%	0.2%
Net shareholder's equity	261.2	243.0	218.6	7.5%	19.5%
Net interest margin	2.57%	2.70%	2.12%
Efficiency ratio	13.6%	12.7%	17.7%
Return on average equity	16.8%	22.2%	17.0%
PDL / Total loans	0.00	0.00	0.00
Coverge ratio	0.2%	0.2%	1.0%
BIS ratio	20.54%	20.81%	18.20%

In the third quarter, Atlantic Security Holding Corporation (ASHC) reported net income of US$ 10.6 million. The quarterly results reflect the very respectable evolution of ASHC’s income, which grew 1.9% QoQ and 19% YoY. Nevertheless, a 17.3% drop in earnings was evident with regard to the US$12.8 million posted in the second quarter while the YoY evolution shows an increase of 25.5%.

The decline in net earnings is primarily attributable to the US$ 1.5 million provision taken in 3Q10 and a drop in realized earnings (US$ -0.6 million).  In previous quarters, no provisions had been set aside for the investment portfolio; nevertheless, the bank, in accordance with its conservative and proactive policy, decided to set aside reserves to mitigate uncertainty regarding some issuers’ recovery. Realized earnings for securities sales totaled US$ 3.1 million this quarter, which represents an 18% decline QoQ due to lower trading this quarter.

Even more noteworthy was the evolution of ASHC’s income if we compare the total accumulated in the first 3 quarters of the year with the same period last year. Interest income grew 33.7% and fee income, the true driver of growth in the asset management business, grew an impressive 60.2% thus far this year. The impact on total income is also positive, reaching US$ 11 million in 3Q10 and US$58 million in annual accumulated terms. This reflects a 21% increase YoY, which, after including realized gains on securities sales due to market recovery, led accumulated net income to increase almost 145.5% to reach US$ 36.8 million.

If we look at quarterly performance more closely, fee income in the third quarter was US$ 2.1 million, which represents a 4.7% increase QoQ and 38.1% YoY. Fee income from trading and financial instruments in custody, which were adversely affected in the first two quarters by Peruvian tax reform in 2010, recovered progressively thanks to new loans and the favorable market valuation of funds under management. This has generated stable income in terms of fees for placement, management and custody.

The efficiency ratio was situated at 13.6%, which was slightly higher than the 12.7% reported n 2Q10. This drop in efficiency is attributable to lower earnings given that general expenses remained stable quarter-to-quarter. A YoY comparison indicates that the efficiency ratio has improved 4.1%.

ROAE fell QoQ, settling at 16.8% 3Q10. This was due primarily to lower earnings in 2Q10 and higher average shareholder’s equity.

Assets and Liabilities

As indicated below, interest earning assets totaled US$ 1,424 million, which represents increases of 10.8% QoQ and 1.8% YoY. A significant portion of this jump in asset volume is attributable to an increase in customer deposits.

The most significant variation in interest earning assets is evident in the YoY figures for Cash and Banks and Loans given that until 3Q09, ASHC maintained deposits in the Banco de Credito for US$ 356 Million, which reverted to ASHC’s loan portfolio through a credit line signed by both entities in 2010.

Investments increased 9.6% QoQ, which reflects market opportunities to invest and reinvest cash surpluses. In comparison with the same period last year, investments fell 4.9%. This drop is attributable to the current assets structure, which includes a portion of this decline as available cash.

Interest earning assets*	Quarter			Change %
US$ million	3Q10	2Q10	3Q09	QoQ	YoY
Due from banks	164	93	458	76.2%	-64.2%
Loans	493	492	134	0.1%	267.2%
Investments	767	700	807	9.6%	-4.9%
Total interest-earning assets	1,424	1,285	1,399	10.8%	1.8%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (72%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

Customer deposits increased 11.4% with regard to 2Q10, going from US$ 1,121 million to US$ 1,250 million. Interest rates for deposits experienced a downward trend last year, which caused deposits to drop during the first three quarters of 2010. Nevertheless, it is important to point out that this decline was associated with a higher preference for ASHC’s investment products.

Equity has grown sustainably, demonstrating an increase of 7.5% QoQ and 19.5% YoY (going from US$ 243 million at the end of 2Q10 to US$ 261 million at the close of 3Q10).  This increase is reflected primarily in two components: quarterly net income for US$10.6 million and an increase in the market value of investments due to unrealized earnings of US$ 7.5 million, which pushed total value to US$ 32.9 million.

Asset Administration

The deposits’ total and AuM include investments in proprietary mutual funds and financial instruments in custody. The total of these funds has increased 14.7% QoQ and 30.6% YoY.

AuM increased 16.2% QoQ. This is consistent with the increase in investment observed during the last few quarters due to overall market recovery and corresponding improvements in the market value of investments and AuM, which have driven customers to increase their positions through direct purchases. The YoY increase is also due to market recovery and an increase in purchases.

VI. Prima AFP

PRIMA’s fee income grew 4.1% QoQ to reach US$ 21.8 million and as a result operating income increased 3.8% QoQ. PRIMA’s net income in the third quarter totaled US$ 5.7 million, which represented a decline of 2.8% QoQ that was attributable to higher tax provisions and employee profit sharing.

PRIMA’s commercial strategy in the third quarter focused on new captures and affiliations. In this context, new affiliations were up QoQ due to an increase in the economically active population. On the other hand, transfers between AFPs remained low. At the end of the third quarter, PRIMA’s funds under management represented 30.9% of total funds managed by the system, confirming the company’s leadership in market share for this indicator. PRIMA accounted for 32.0% of the system’s total contributions collections and achieved a 43.4% share of the voluntary contributions market.

Quarterly main indicators and market share
	PRIMA 3Q10	System 3Q10	Part. 3Q10%	PRIMA 2Q10	System 2Q10	Part. 2Q10%
Affiliates	1,110,105	4,587,455	24.2%	1,098,912	4,540,512	24.2%
New affiliations (1)	13,592	56,112	24.2%	12,534	47,785	26.2%
Funds under management US$ million	8,911	28,836	30.9%	7,657	24,807	30.9%
Collections US$ million (1)	147	460	32.0%	141	442	31.8%
Voluntary contributions US$ million	101	233	43.4%	86	203	42.4%
RAM US$ million (2)	423	1,325	31.9%	407	1,270	32.0%
Source: Superintendencia de Banca, Seguros y AFP
(1) Accumulated to the Quarter.
(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees

Commercial Results

In 3Q10, new affiliations showed an increase with regard to last quarter’s figures while the number of transfers fell slightly. In this context, there were approximately 15,900 total captures. In disaggregated terms, this represented close to 13,600 new affiliations and 2,300 transfers and was in line with the company’s commercial targets. With regards to last quarter, new affiliations increased 8.4% and transfers fell 3%. It is important to mention that net affiliations and transfers (entry and exit) were positive for PRIMA in terms of QoQ RAM evolution. RAM continues to follow an upward trend, which has helped PRIMA maintain market leadership with a 31.9% share.

At the end of the third quarter, PRIMA’s funds under management reached US$ 8,911 million, which represented 30.9% of the system total. This confirms PRIMA’s market leadership in terms of this indicator.

Investments

PRIMA’s funds under management demonstrated favorable results in the third quarter. This was reflected in an increase of its managed portfolio, which totaled US$ 8,911 million at the end of September. Profitability at twelve months (September 2010/September 2009) was 7.21%, 15.80% and 21.71% for funds 1, 2 and 3, respectively. With these results, Prima is market leader in profitability for funds 2 and 3 and is in second place in fund 1.

Pension funds are long-term by nature and comparisons should contemplate this fact. With this in mind, annualized profitability over a five-year period (September 2010 / September 2005) for fund 2 – the only fund in the system at that time- was 15.17%, which represents the highest profitability of the system. If we extend the period of analysis to include the time period ranging from the system’s start-up (17 years ago) to present day, the private pension system has achieved an average nominal annualized yield of 14.50% and a real figure of 9.07%.

The table below shows the structure of PRIMA’s managed portfolio at the end of the third quarter:

Funds under management as of September 2010
	Sep 10	Share %	Jun 10	Share %
Fund 1	699	7.8%	658	8.6%
Fund 2	5,889	66.1%	5,122	66.9%
Fund 3	2,323	26.1%	1,877	24.5%
Total US$ millon	8,911	100%	7,657	100%
Source: Superintendencia de Banca, Seguros y AFP

Financial Results

PRIMA’s net earnings in the third quarter were US$ 5.7 million, which represents a 2.8% decline QoQ. This is attributable to higher tax provisions and employee profit sharing this quarter rather than operating income, which increased 3.8% QoQ. Operating income is backed by a solid income generation (monthly insured wages), an appreciation in local currency and the company’s conservative approach to operating expenses. Nevertheless, total operating expenses increased QoQ due to a seasonality effect attributable to higher advertising and marketing expenses this quarter.

With regard to YoY results, operating income increased 24.6% and net income remained virtually unchanged (+0.6%) due to the fact that in 3Q09, reversals were taken in the tax and employee profit sharing account that generated differences in the YoY comparison.

Income

In the third quarter of 2010, PRIMA reported fee income of US$ 21.8 million, which represented 4.1% growth QoQ. This increase in income was due to adequate commercial management and the domestic economy’s good evolution as well as an appreciation in local currency.

The favorable effect on income is also evident in the YoY comparison, which indicates an increase of 15.0%.

In terms of RAM volume, which indicates aggregate salaries of system affiliates and represents each company’s income base, PRIMA has maintained a solid market position with a RAM base of US$ 423 million at the end of September 2010.

Estimate of base to calculate earnings - US$ million
	PRIMA - Sep 2010	System - Sep 2010	Share %
Income (1)	7.4	25.1	29.5%
Administrative fees	1.75%	n.a.	n.a.
RAM base (2)	423	1,325	31.9%
PRIMA AFP estimates. In accordance to local public infomation,  (CONASEV)
(1) Average income from the last four months, excluding special collections and voluntary contribution fees
(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenditures

In the third quarter of 2010, PRIMA’s operating expenses demonstrated an increase of 5.9% with regard to the previous quarter due to higher provisions for personnel expenses and charges for third party services (investment management and advertising/marketing).

Nevertheless, thanks to higher earnings this quarter, operating income increased 3.8% QoQ. It is important to point out that expenses for depreciation and amortization totaled US$ 2.4 million,  which includes charges for intangible asset amortization (obtained due to the merger with Unión Vida), as well as depreciation and amortization on real estate, equipment and systems.

Provisions associated with income tax payments and employee profit sharing increased in the third quarter, resulting in charges for US$ 3.8 million. Local currency appreciation in 3Q10 led to a translation loss and deferred liability adjustment for -US$ 88 thousand, which was primarily attributable to the exchange rate’s effect on liabilities denominated in Nuevos Soles.

Finally, PRIMA’s net income in the third quarter totaled US$ 5.7 million, which represented a slight decrease with regard to 2Q10’s results.

At the end of September 2010, PRIMA reported an assets level of US$ 260.2 million. Shareholders’ equity reached US$ 169.2 million and liabilities totaled US$ 91.0 million.

The table below provides details on the financial results:

				Change %		Year to date		Change %
Main financial indicators (US$ thousand) (1)	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Income from commissions	21,812	20,943	18,972	4.1%	15.0%	63,249	58,887	7.4%
Administrative and sale expenses	(9,516)	(8,984)	(8,718)	5.9%	9.2%	(27,327)	(25,497)	7.2%
Depreciation and amortization	(2,443)	(2,465)	(2,344)	-0.9%	4.2%	(7,375)	(6,967)	5.9%
Operating income	9,853	9,494	7,910	3.8%	24.6%	28,548	26,424	8.0%
Other income and expenses, net	(298)	(736)	(1,035)	-59.6%	-71.2%	(1,663)	(2,472)	-32.7%
Employee profit sharing and income tax	(3,771)	(2,826)	(749)	33.4%	403.5%	(9,003)	(6,517)	38.1%
Net income before translation results	5,784	5,932	6,126	-2.5%	-5.6%	17,882	17,434	2.6%
Translations results and deferred liabilities	(88)	(75)	(462)	17.3%	-80.9%	(383)	(860)	-55.4%
Net income	5,696	5,857	5,664	-2.7%	0.6%	17,499	16,574	5.6%
Total assets	260,186	242,363	241,161	7.4%	7.9%
Total liabilities	91,002	86,417	86,011	5.3%	5.8%
Net shareholders' equity	169,184	155,945	155,150	8.5%	9.0%
(1) IFRS

VII.  El Pacífico Peruano Suiza and Subsidiaries

Grupo Pacifico

Pacífico Insurance Group, which is comprised of general insurance (PPS), life insurance (PV) and health insurance (EPS), demonstrated a significant increase in premiums across its business lines; significant growth in net financial income; and a stable loss ratio, which is reflected in net income of US$ 13.7 million in 3Q10. This figure, although lower than the US$ 16.5 million posted in 2Q10, tops 3Q09's net income of US$ 13.3 million. The significant increase in premiums in the property and casualty business is attributable to an increase in policies with the State and the construction sector. Many of these contracts are ceded to the facultative market, while the increase in premiums in the life segment is due to higher sales of pension products.

The underwriting result in 3Q10 totaled US$ 24.2 million, which represents a 12.8% decrease with regard to the US$ 27.8 million obtained in 2Q10. This is primarily attributable to the life insurance business (PV), which reported: i) higher sales for retirement plans in 3Q10, which led to higher underwriting reserves and subsequently lower net earned premiums this quarter (US$ 35.9 million in 3Q10 vs. US$ 39.8 million in 2Q10); ii) higher acquisition costs, which went from US$ 11.4MM in 2Q10 to US$ 12.9MM in 3Q10; and iii) a higher loss ratio of 70.2% vs. 60.4% in 2Q10.

Net financial income reported earnings of US$ 25.3 million. This represented a 20.8% increase with regard to the US$ 20.9 million reported in 2Q10 and was mainly attributable to the life insurance business (PV).

General expenses rose to US$ 29.4 million in 3Q10 vs. US$ 25.1 million in 2Q10, due primarily to: i) an increase in third party services associated with consultancy and ii) higher provisions for uncollectible reinsurance reserves, both in the general insurance business (PPS).

Finally, the company’s contribution to Credicorp in 3Q10 was US$ 10.4 million, which is 16.6% lower than 2Q10’s figure but represents a 3.5% increase of US$ 10.1 million in terms of 3Q09’s level.

In this scenario, Pacifico Insurance Group reported net income of US$ 42.3 million accumulated to the end of September, which represents an increase of 28.6% with regard to the US$ 32.9 million obtained during the same period last year. The aforementioned is the result of higher turnover in all business lines, and a significant drop in claims in general and life insurance businesses.

US$ Thousand	Net income				Adjustment for	Total
Period	PPS	PV*	EPS	PGA*	Consolidation	Contribution
3Q09	9,555	4,263	(540)	13,277	(3,189)	10,088
4Q09	9,004	6,495	788	16,288	(3,917)	12,372
1Q10	5,626	4,810	1,658	12,095	(3,603)	8,492
2Q10	8,101	6,502	1,872	16,475	(3,957)	12,518
3Q10	7,665	4,316	1,760	13,741	(3,302)	10,439
QoQ	-5.4%	-33.6%	-6.0%	-16.6%	-	-16.6%
YoY	-19.8%	1.2%	425.7%	3.5%	-	3.5%
* After deducting minority interest

Pacífico General Insurance (PPS)

PPS’s net income in 3Q10 was US$ 7.7 million, which was lower than the US$ 8.1 million reported in 2Q10 and the US$ 9.6 million posted in 3Q09. Nevertheless, net income of US$ 21.4 million accumulated to the end of September, represents an increase of 25.0% with regard to the same period last year. It is important to emphasize that the underwriting result reflects a significant increase of 12.9% with regard to 2Q10 due to a considerable decline in net claims in property and casualty (P & C).

The difference in net income with regard to 2Q10 is primarily attributable to: i) lower financial income, which fell 12.3% QoQ from US$ 6.6 million in 2Q10 to US$ 5.8 million in 3Q10 due to a drop in dividends payments this quarter; and ii) an increase in general expenses, which went from US$ 13.3 million in 2Q10 to US$ 17.0 million in 3Q10 due to an increase in third party consultancy services and provisions for uncollectible reinsurance reserves.

Technical Results by Business Unit

	3Q10				2Q10				3Q09
US$ millon	Vehicle Insurance	Private Health	P&C	TOTAL PPS	Vehicle Insurance	Private Health	P&C	TOTAL PPS	Vehicle Insurance	Private Health	P&C	TOTAL PPS
Net earned premiums	20.8	16.0	14.3	51.1	20.6	15.2	15.3	51.1	20.3	13.8	16.2	50.3
Underwriting results	7.3	3.3	9.9	20.5	7.7	3.9	6.5	18.1	7.3	1.5	9.3	18.1
Loss ratio	42.5%	70.8%	16.1%	44.0%	41.8%	66.2%	41.8%	49.0%	45.5%	81.2%	32.9%	51.2%
Underwriting results / net earned premiums	35.1%	20.6%	69.1%	40.1%	37.5%	25.5%	42.6%	35.5%	36.2%	10.7%	57.1%	36.0%

PPS’s underwriting result was US$ 20.5 million. This 12.9% increase is due primarily to the Property and Casualty Line (P & C), which report a lower loss ratio and an increase in net earned premiums.  In the paragraphs below, we provide details on this business line’s evolution.

•
The Property and Casualty business’s technical result increased US$ 3.3 million QoQ given that the overall loss ratio fell from 41.8% in2Q10 to 16.1% in 3Q10.  This considerable decline is due to claims reversals from previous quarters as well as adequate risk selection and pricing. Additionally, net earned premiums reported 7% growth QoQ.

•
The underwriting result for Vehicle Insurance was US$ 7.3 million in 3Q10, dropping from US$ 7.7 million in 2Q10. This is attributable to lower underwriting results in both the Auto as well as the Statutory Auto Liability line (SOAT). Nevertheless, it is important to emphasize that in both lines exposure has increased and have effectively controlled net claims throughout the year.

The underwriting result for the Auto line was US$ 6.4 million in 3Q10, which falls below 2Q10’s figure and was due to an increase in net fees, which rose 11.2% QoQ.

The Statutory Auto Liability Line (SOAT) reported an underwriting result of US$ 0.9 million in 3Q10, which fell below the earnings of US$ 1.3 million registered in 2Q10. This is due primarily to higher net claims for severe incidents this quarter.

•
In 3Q10, the Private Health Insurance line obtained an underwriting result of US$ 3.3 million, which falls below the US$ 3.9 million reported in 2Q10. This was attributable to a higher loss ratio this quarter, which increased to 70.8% in 3Q10 (compared to 66.2% in 2Q10) due to an increase in claims typical in winter months. This situation was partially offset by higher net earned premiums, which grew 5% QoQ.

With regard to results in the general insurance segment in 3Q10 (PPS), it is important to mention the following: (i) income for net insurance premiums was US$ 51.1 million while (ii) total operating costs reached US$ 17.0 million. With these results, we obtain a (iii) combined ratio this quarter of 93.3%, 44.0 points of which correspond to losses and loss adjustment expenses, 16.0 points to business acquisition costs and 33.3 points to general or administrative expenses.

Pacífico Vida (PV)

Pacifico Vida obtained net income before minority interest of US$ 7.0 million in 3Q10, which is lower than the US$ 10.5 million obtained in 2Q10 and is attributable to the underwriting loss registered this quarter. Nevertheless, this result was offset by a significant increase in sales of pension products due to the Early Retirement Regimen recently implemented in the Peruvian market.

The underwriting result in 3Q10 of US$ (2.2) million is due primarily to: i) lower net earned premiums of US$ 35.9 million in 3Q10 vs. US$ 39.8 million in 2Q10 due to an increase in sales of pension products, which in turn required more underwriting reserves, ii) higher net claims in the third quarter of the year, which went from US$ 24.1 million in 2Q10 to US$ 25.2 million in 3Q10 and iii) higher acquisition costs due to an increase in fees, which totaled US$ 10.6 million in 3Q10 vs. US$ 9.4 million in 2Q10.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	3Q10	2Q10	3Q09	QoQ	YoY
Individual life	14.8	14.0	12.7	5.8%	16.7%
Individual annuity	29.0	12.9	10.3	124.9%	181.5%
Disability & survivor (Pension)	11.5	11.3	8.2	1.1%	40.7%
Credit Life	9.0	7.2	5.9	24.1%	53.3%
Personal accidents	3.0	2.9	2.8	3.5%	10.2%
Group life (Law)	2.4	2.4	2.1	2.4%	16.0%
Group life	2.8	4.3	3.2	-36.3%	-13.4%
Limited workers compensation	3.5	2.6	2.8	36.3%	25.5%
TOTAL	75.9	57.6	47.8	31.7%	58.9%

The increase in net financial income of US$19.2 million this quarter, compared to the US$ 14.4 million obtained in 2Q10, is primarily attributable to higher earnings on sales of real estate and securities.

General expenses in 3Q10 fell slightly (0.6%) with regard to 2Q10, reaching a total of US$8.8 million.

After excluding Alico’s minority interest of US$ 2.6 million, net income in the life segment totaled US$ 4.3 million in 3Q10.

Pacífico Salud (EPS)

Pacifico Salud reported net income of US$ 1.8 million in 3Q10, which is similar to the US$ 1.9 million registered last quarter. It is important to mention that EPS’s YoY evolution is very satisfactory since it represented a loss of US$ 0.5 million in 3Q09.

EPS achieved an underwriting result of US$ 6.1 million, which tops the US$ 5.3 million obtained in 2Q10. In 3Q10, net earned premiums totaled US$ 37.7 million, which represents 8.5% growth QoQ. The loss ratio fell this quarter, dropping from 78.4% in 2Q10 to 77.4% in 3Q10. Nevertheless the higher operating expenses led to net earnings of US$ 1.8 million in 3Q10.

The extraordinary QoQ results achieved in terms of premium growth and underwriting results, which were 9.2% and 14.7% respectively, as well as solid accumulated growth in earnings during a seasonal period that is usually characterized by high claims, are proof that the company manages claims and continuous negotiation efficiently while optimizing the supply of health providers.

VIII. Economic Outlook

Economic Activity

According to estimates, during 3Q10, the economy grew at an annual rate that was slightly higher than 8.5%, which, when compared with growth in 2Q10, reflects a slowdown in the pace of growth. This is in line with the policies implemented by the Central Bank since May, which are directed at keeping growth moderate due to the inflationary risk implicit in rapid expansion that is differentiated by sectors.

The economy’s dynamism is not homogeneous across sectors. Similar to the last quarter, non-primary sectors, particularly construction and manufacturing, led growth. This contrasts with the situation of primary sectors, which lagged behind and even reported negative growth. It is important to point out that part of the upturn in growth is attributable to higher dynamism in tax collections for imported products, given that taxes are considered as a component of GDP.

In terms of spending type, private investment continues to be a pillar of growth. This will more than likely continue throughout the electoral process due to expectations linked to mining project execution. Exports have grown very little in comparison to last year while imports demonstrate considerable dynamism. In light of its recent evolution, the economy is expected to grow 7.8% in 2010. This forecast may be revised upward while growth for next year is expected to hit 6.3%

With regard to fiscal policy, the role that public spending has had in growth is unclear. Public spending appears to have slowed down since May, particularly in terms of investment, but public spending in August reported significant growth, driven by manufacturing activity associated with the purchase of buses for the Metropolitan line.

External Sector

According to estimates, in 2Q10, the trade balance registered a surplus of approximately US$ 1,200 MM, which is lower than the US$ 1,500 MM reported in previous quarters. This is primarily attributable to the fact that imports have bounced back in a context of a recovery in internal demand, reporting levels above those reported for exports, which have grown month on month throughout the year.

The evolution of exports is primarily the result of dynamism in traditional exports, which has benefited from higher international prices for gold in a context of uncertainty regarding the direction the global economy is taking.  Non-traditional exports grew at a slower pace due to developed economies’ sluggish performance.

Imports have bounced back considerably. In this scenario, consumer goods were the most dynamic and although capital goods (+44.1%) grew less than any other component, they expanded at a faster rate than the most dynamic group of exports (traditional, 28.5%).

The trade balance continues to drop, which coupled with a recovery in the earnings that foreign mining companies send to their headquarters, has led to a negative current account balance. Nevertheless, investment flows to emerging countries have benefited from an additional round of monetary stimuli in developed countries, which means that the net entry of capital on the financial side will more than compensate for the negative balance. In this context, a significant increase in BCR’s international reserves has been reported (US$ 10,260 MM since the beginning of the year until the first week of October, which brought the balance to US$ 43,395 MM) as the bank has stepped up its efforts to buy dollars in the foreign exchange market.

Prices and Exchange Rate

At the end of 3Q10, annual inflation was situated at 2.4%, which reflects a slightly upward trend but remains within the target range set by the Central Bank (2% +/- 1pp). Expectations for the coming months indicate that the situation will remain stable.

In effect, core inflation has stabilized at approximately 1.8% over the last few months. This is due to the fact that although growth in the food and beverages segment has begun to slow down in comparison to the levels seen in the first few months of 2010, it continues to report the highest growth rate thus far this year.  Figures for fuels have been revised downward, so one of the main sources of the increase in inflation during the first few months of the year appears to be under control.

At the end of the year, inflation will be situated in the upper end of the target range, bolstered by moderate increases in food prices and the fact that fuel prices have experienced almost no changes.

The exchange rate will maintain its downward pressure, situating at S/. 2.78 at year-end with a moderate downward bias, which will depend on the magnitude of the Central Bank’s interventions. Nevertheless, the issuing entity tends to actively intervene in the foreign exchange market due to the fact that in relative terms, Peru’s dollarization is high. BCR’s interventions have caused the Nuevo Sol to depreciate in real terms against the currencies of other Latin American countries, which has created a favorable competitive context.

Consumer Price Index (Annual percentage variation)	Exchange Rate (Nuevos Soles for US$)

Fiscal Sector

In August, transactions in the non-financial public sector continued to reflect growth in tax income. This was in turn attributable to more dynamism in indirect taxes, driven primarily by the ISC (associated with the evolution of imports).

In the last few months, total tax collections have grown at an annual rate of 13.7%, which is the highest figure recorded since July 2008.  A 50.9% increase in import tax collections was reported in August and internal Added-value tax rose 45.6%. In this context, the economic result for the month of August was S/. 270 MM compared to the S/. 670 MM deficit reported for the same month last year when a slight adjustment was evident in public spending.

The fiscal goal for the end of this year is to reach a deficit equivalent to 1.5% of GDP. The recently appointed Minister of Economy has said that his priority will be to ensure that the deficit is closer to 1.0% of GDP. This will generate a margin for fiscal maneuvering if the global macroeconomic environment deteriorates.

Banking System

According to BCR’s figures for August, banking system loans to the private sector fell 0.2% MoM, which was the first drop since September of last year. This result was attributable to the evolution of loans denominated in foreign currency (which fell 0.6% in dollars) given that loans denominated in local currency, which slowed down slightly, continued to grow.    In annual terms, loans increased 14.1% in August, maintaining an upward trend that began in February. This occurred despite the evolution of exchange rate given that loans would have grown at an annual rate of 16.9% if the exchange rate had remained steady.

Loan dollarization at entities authorized by the regulating entity to capture public deposits has continued a downward trend to settle at 44.8% in August, which is the lowest level recorded for this indicator in history. This is in line with the Central Bank’s intention to ensure that Peru is the first country in the world in which de-dollarization has been achieved without a shove from the issuing entity.

Finally, the downward trend for interest rates in soles was interrupted by BCR’s increases in reference rate, which began in May and were complemented by higher reserve requirements for both national and foreign currencies.

In this context, TAMN reached 18.3% at the end of 3Q10, which although lower than the figure recorded at the end of 2Q10 (19.1%), reflects an increase over August’s figure (18.1%). Along the same lines, TIPMN went from 1.4% at the end of 2Q10 to 1.7% in the month of September. The increase in rates for time deposits and CTS were particularly noteworthy.

In terms of rates in dollars, TAMEX increased from 8.0% in 2Q10 to 3.7% in 3Q10 despite a considerable drop in the cost of loans for micro businesses. TIPMEX went from 0.7% to 0.9% this quarter and similar to local currency, the increase in rates for time deposits and CTS stood out.

Main Financial Indicators

	2008	2009					2010
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ

GDP (US$ MM)	127,643	27,914	31,927	32,010	35,302	127,153	35,222	38,880
Real GDP (var. %)	9.8	1.9	-1.2	-0.6	3.4	0.9	6.1	10.1
GDP per-capita (US$)	4,532	3,888	4,407	4,379	4,786	4,365	4,733	5,178
Domestic demand (var. %)	12.1	-0.8	-5.8	-5.0	0.4	-2.9	8.1	14.0
Consumption (var. %)	8.7	4.1	1.6	1.0	2.8	2.4	5.4	5.8
Private Investment (var. %)	28.3	4.3	-16.0	-14.6	-5.9	-8.6	12.2	28.4
CPI (annual change, %)	6.7	4.8	3.1	1.2	0.3	0.3	0.8	1.6
Exchange rate, eop (S/. per US$)	3.14	3.16	3.01	2.88	2.89	2.89	2.84	2.83
Devaluation (annual change, %)	4.7	15.2	1.5	-3.1	-8.0	-8.0	-10.2	-6.1
Exchange rate, average (S/. per US$)	2.92	3.18	3.02	2.96	2.89	3.01	2.84	2.84
Non-Financial Public Sector (% of GDP)	2.1	2.6	1.8	-3.2	-8.2	-1.9	2.9	1.8
Central government current revenues (% of GDP)	18.2	16.5	16.7	15.3	15.2	15.9	18.2	18.0
Tax Income (% of GDP)	15.6	14.6	14.1	13.0	13.4	13.8	15.4	15.6
Non Tax Income (% of GDP)	2.6	1.9	2.6	2.2	1.8	2.1	2.7	2.3
Current expenditures (% of GDP)	12.4	11.8	10.7	14.8	13.5	12.7	11.3	10.3
Capital expenditures (% of GDP)	4.4	3.5	4.5	6.1	10.1	6.1	3.9	5.9
Trade Balance (US$ MM)	3,090	513	1,335	1,838	2,188	5,873	1,570	1,517
Exports (US$ MM)	31,529	5,396	6,161	7,169	8,159	26,885	7,905	8,126
Imports (US$ MM)	28,439	4,883	4,827	5,330	5,971	21,011	6,335	6,609
Current Account Balance (US$ MM)	-4,723	-391	106	264	267	247	-460	-329
Current Account Balance (% of GDP)	-3.7	-1.4	0.3	0.8	0.8	0.2	-1.3	-0.8
 Source: BCR, INEI, Estimated by BCP

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousand, IFRS)

	As of			Change %
	Sep 10	Jun 10	Sep 09	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	961,902	859,446	754,875	11.9%	27.4%
Interest bearing	2,906,126	2,563,266	2,732,677	13.4%	6.3%
Total cash and due from banks	3,868,028	3,422,712	3,487,551	13.0%	10.9%

Marketable securities, net	73,986	60,037	89,718	23.2%	-17.5%

Loans	13,409,258	12,697,597	10,675,462	5.6%	25.6%
Current	13,195,983	12,481,727	10,509,564	5.7%	25.6%
Past due	213,275	215,871	165,898	-1.2%	28.6%
Less - net provisions for possible loan losses	(411,736)	(387,078)	(318,094)	6.4%	29.4%
Loans, net	12,997,522	12,310,519	10,357,368	5.6%	25.5%

Investments securities available for sale	7,630,494	5,889,725	4,828,806	29.6%	58.0%
Reinsurance assets	145,945	150,364	135,688	-2.9%	7.6%
Premiums and other policy holder receivables	122,643	105,183	109,669	16.6%	11.8%
Property, plant and equipment, net	359,687	352,193	323,233	2.1%	11.3%
Due from customers on acceptances	57,901	63,351	63,901	-8.6%	-9.4%
Other assets	1,343,867	1,475,428	1,376,525	-8.9%	-2.4%

Total assets	26,600,072	23,829,513	20,772,459	11.6%	28.1%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and Obligations
Non-interest bearing	4,062,688	4,136,614	3,462,195	-1.8%	17.3%
Interest bearing	12,589,321	11,120,428	10,210,091	13.2%	23.3%
Total deposits and Obligations	16,652,009	15,257,042	13,672,287	9.1%	21.8%

Due to banks and correspondents	1,719,880	1,605,168	1,713,177	7.1%	0.4%
Acceptances outstanding	57,901	63,351	63,901	-8.6%	-9.4%
Reserves for property and casualty claims	962,422	929,135	874,243	3.6%	10.1%
Reserve for unearned premiums	163,362	150,045	140,907	8.9%	15.9%
Reinsurance payable	65,112	53,566	38,832	21.6%	67.7%
Bonds and subordinated debt	3,067,395	2,292,080	915,091	33.8%	235.2%
Other liabilities	992,131	850,999	1,052,250	16.6%	-5.7%
Minority interest	230,546	195,061	171,670	18.2%	34.3%
Total liabilities	23,910,758	21,396,447	18,642,357	11.8%	28.3%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,712)	(74,712)	(74,242)	0.0%	0.6%
Capital surplus	119,637	119,637	130,341	0.0%	-8.2%
Reserves	1,385,098	1,385,098	1,053,494	0.0%	31.5%
Unrealized gains	327,666	220,480	179,179	48.6%	82.9%
Retained earnings	459,713	310,649	369,418	48.0%	24.4%
Net shareholders' equity	2,689,315	2,433,065	2,130,102	10.5%	26.3%

Total liabilities and net shareholders' equity	26,600,072	23,829,513	20,772,459	11.6%	28.1%

Contingent credits	9,222,042	2,984,977	7,752,352	208.9%	19.0%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousand, IFRS)

	Quarter			Change %		Year to date		Change %
	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Interest income and expense
Interest and dividend income	374,572	344,100	313,956	8.9%	19.3%	1,051,410	982,895	7.0%
Interest expense	(103,134)	(85,666)	(99,409)	20.4%	3.7%	(275,953)	(328,940)	-16.1%
Net interest income	271,438	258,434	214,547	5.0%	26.5%	775,457	653,955	18.6%

Net provisions for loan losses	(52,303)	(30,895)	(38,216)	69.3%	36.9%	(126,379)	(119,348)	5.9%

Non financial income
Fee income	134,813	128,506	110,460	4.9%	22.0%	388,749	310,656	25.1%
Net gain on foreign exchange transactions	26,211	23,612	29,957	11.0%	-12.5%	75,262	69,133	8.9%
Net gain on sales of securities	27,894	37,803	16,276	-26.2%	71.4%	72,719	100,150	-27.4%
Other	5,069	6,633	5,903	-23.6%	-14.1%	21,619	26,802	-19.3%
Total non financial income, net	193,987	196,554	162,596	-1.3%	19.3%	558,349	506,741	10.2%
Insurance premiums and claims
Net premiums earned	120,702	121,575	108,965	-0.7%	10.8%	353,307	309,575	14.1%
Net claims incurred	(10,690)	(13,950)	(13,522)	-23.4%	-20.9%	(38,264)	(51,281)	-25.4%
Increase in cost for life and health policies	(65,793)	(62,108)	(59,425)	5.9%	10.7%	(192,820)	(165,099)	16.8%
Total other operating income, net	44,220	45,517	36,018	-2.9%	22.8%	122,224	93,195	31.1%
Operating expenses
Salaries and employees benefits	(115,235)	(109,137)	(95,765)	5.6%	20.3%	(339,567)	(284,062)	19.5%
Administrative, general and tax expenses	(81,463)	(80,465)	(70,436)	1.2%	15.7%	(239,928)	(219,104)	9.5%
Depreciation and amortization	(21,469)	(20,889)	(18,343)	2.8%	17.0%	(62,865)	(53,332)	17.9%
Merger expenses	-	-	-	100.0%	100.0%	-	-
Other	(25,115)	(24,830)	(27,025)	1.1%	-7.1%	(73,939)	(82,078)	-9.9%
Total operating expenses	(243,281)	(235,321)	(211,568)	3.4%	15.0%	(716,300)	(638,575)	12.2%

Operating income	214,060	234,289	163,377	-8.6%	31.0%	613,350	495,968	23.7%
Translation result	14,467	4,675	12,046	209.4%	20.1%	31,202	11,296	176.2%
Workers’ profit sharing	(8,039)	(8,620)	(5,747)	-6.7%	39.9%	(22,132)	(16,678)	32.7%
Income taxes	(54,902)	(56,991)	(39,538)	-3.7%	38.9%	(151,322)	(119,123)	27.0%
Net income	165,586	173,353	130,139	-4.5%	27.2%	471,098	371,463	26.8%
Minority interest	9,360	11,429	8,432	-18.1%	11.0%	29,078	23,976	21.3%
Net income attributed to Credicorp	156,226	161,924	121,707	-3.5%	28.4%	442,020	347,487	27.2%

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	3Q10	2Q10	3Q09	Sep 10	Sep 09
Profitability
Net income per common share (US$ per share)(1)	1.96	2.03	1.53	5.54	4.36
Net interest margin on interest earning assets (2)	4.85%	4.99%	4.72%	5.05%	4.78%
Return on average total assets (2)(3)	2.5%	2.7%	2.3%	2.5%	2.2%
Return on average shareholders' equity (2)(3)(6)	24.4%	27.5%	24.0%	24.2%	24.8%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.59%	1.70%	1.55%	1.59%	1.55%
Reserves for loan losses as a percentage of
total past due loans	193.1%	179.3%	191.7%	193.1%	191.7%
Reserves for loan losses as a percentage of
total loans	3.1%	3.0%	3.0%	3.1%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (5)	39.4%	39.6%	39.8%	40.3%	41.4%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.5%	3.6%	3.5%	3.6%	3.6%

Average balances (US$ million) (3)
Interest earning assets	22,400.67	20,720.69	18,172.09	20,468.68	18,245.46
Total assets	25,214.79	23,655.49	20,835.65	23,984.79	20,891.12
Net shareholder´s equity	2,561.19	2,358.81	2,031.43	2,430.95	1,855.05
(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses do not include other expenses.
(6) ROAE (jan-sep): (Acumulated net income / average monthly equity (from dec. to date))/(number of months)*12

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousand, IFRS)

	As of			Change %
	Sep 10	Jun 10	Sep 09	QoQ	YoY
ASSETS
Cash and due from banks	3,720,491	3,342,067	3,368,733	11.3%	10.4%
Cash and BCRP	3,196,863	2,931,107	2,757,898	9.1%	15.9%
Deposits in other Banks	523,098	409,977	540,877	27.6%	-3.3%
Interbanks	-	-	68,132	0.0%	-100.0%
Accrued interest on cash and due from banks	530	983	1,826	-46.1%	-71.0%

Marketable securities, net	73,986	60,037	89,718	23.2%	-17.5%

Loans	13,326,601	12,611,066	10,572,063	5.7%	26.1%
Current	13,114,103	12,395,974	10,406,954	5.8%	26.0%
Past Due	212,498	215,092	165,109	-1.2%	28.7%
Less - net provisions for possible loan losses	(410,814)	(386,148)	(316,718)	6.4%	29.7%
Loans, net	12,915,787	12,224,918	10,255,345	5.7%	25.9%

Investment securities available for sale	5,336,436	3,707,331	2,793,015	43.9%	91.1%
Property, plant and equipment, net	294,873	287,204	257,201	2.7%	14.6%
Due from customers acceptances	57,901	63,351	63,901	-8.6%	-9.4%
Other assets	1,074,535	1,184,152	1,052,317	-9.3%	2.1%

Total assets	23,474,009	20,869,060	17,880,230	12.5%	31.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	15,642,366	14,209,963	13,946,714	10.1%	12.2%
Demand deposits	5,257,055	5,059,051	4,298,914	3.9%	22.3%
Saving deposits	3,953,997	3,702,869	3,387,339	6.8%	16.7%
Time deposits	5,267,355	4,242,721	5,179,047	24.2%	1.7%
Severance indemnity deposits (CTS)	1,127,933	1,176,925	1,012,534	-4.2%	11.4%
Interest payable	36,026	28,397	68,880	26.9%	-47.7%

Due to banks and correspondents	3,181,057	3,110,545	603,152	2.3%	427.4%
Bonds and subordinated debt	2,004,124	1,202,434	941,027	66.7%	113.0%
Acceptances outstanding	57,901	63,351	63,901	-8.6%	-9.4%
Other liabilities	720,209	599,269	765,086	20.2%	-5.9%

Total liabilities	21,605,657	19,185,562	16,319,880	12.6%	32.4%

Net shareholders' equity	1,864,471	1,679,754	1,556,224	11.0%	19.8%
Capital stock	783,213	783,213	667,250	0.0%	17.4%
Reserves	388,309	388,309	388,275	0.0%	0.0%
Unrealized Gains and Losses	131,056	84,959	94,797	54.3%	38.2%
Retained Earnings	187,143	187,143	115,922	0.0%	61.4%
Income for the year	374,750	236,130	289,980	58.7%	29.2%

Minority interest	3,881	3,744	4,126	3.7%	-5.9%

Total liabilities and net shareholders' equity	23,474,009	20,869,060	17,880,230	12.5%	31.3%

Contingent credits	9,210,482	8,998,223	7,713,584	2.4%	19.4%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousand, IFRS)

	Quarter			Change %		Year to date		Change %
	3Q10	2Q10	3Q09	QoQ	YoY	Sep 10	Sep 09	Sep 10 / Sep 09
Interest income and expense
Interest and dividend income	345,937	311,548	292,292	11.0%	18.4%	963,407	909,494	5.9%
Interest expense	(103,663)	(82,896)	(95,030)	25.1%	9.1%	(273,306)	(316,611)	-13.7%
Net interest and dividend income	242,274	228,652	197,262	6.0%	22.8%	690,101	592,883	16.4%
Net provision for loan losses	(52,614)	(31,183)	(38,917)	68.7%	35.2%	(127,242)	(120,171)	5.9%

Non financial income
Banking services commissions	120,839	113,577	93,348	6.4%	29.5%	341,639	258,521	32.2%
Net gain on foreign exchange transactions	26,354	23,595	25,559	11.7%	3.1%	75,452	65,587	15.0%
Net gain on sales of securities	18,987	29,727	9,890	-36.1%	92.0%	48,875	92,164	-47.0%
Other	1,168	2,642	892	-55.8%	30.9%	8,764	12,251	-28.5%
Total non financial income,net	167,348	169,541	129,689	-1.3%	29.0%	474,730	428,523	10.8%

Operating expenses
Salaries and employees benefits	(95,404)	(90,961)	(80,318)	4.9%	18.8%	(284,810)	(238,983)	19.2%
Administrative expenses	(67,549)	(67,866)	(59,269)	-0.5%	14.0%	(201,200)	(186,741)	7.7%
Depreciation and amortization	(17,392)	(16,837)	(14,712)	3.3%	18.2%	(50,652)	(42,556)	19.0%
Other	(4,406)	(7,516)	(6,794)	-41.4%	-35.1%	(16,602)	(27,493)	-39.6%
Total operating expenses	(184,751)	(183,180)	(161,093)	0.9%	14.7%	(553,264)	(495,773)	11.6%

Operating income	172,257	183,830	126,941	-6.3%	35.7%	484,325	405,462	19.5%
Translation result	12,896	4,972	10,204	159.4%	26.4%	29,548	(4,955)	696.3%
Workers’ profit sharing	(6,699)	(7,459)	(4,842)	-10.2%	38.4%	(18,998)	(14,422)	31.7%
Income taxes	(39,683)	(46,995)	(30,558)	-15.6%	29.9%	(119,584)	(95,255)	25.5%
Minority interest	(151)	(127)	(289)	18.9%	-47.8%	(541)	(850)	-36.4%
Net income	138,620	134,221	101,456	3.3%	36.6%	374,750	289,980	29.2%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	3Q10	2Q10	3Q09	Sep 10	Sep 09
Profitability
Net income per common share (US$ per share)(1)	0.062	0.060	0.046	0.168	0.130
Net interest margin on interest earning assets (2)	4.81%	4.91%	4.87%	4.86%	4.79%
Return on average total assets (2)(3)	2.5%	2.6%	2.3%	2.3%	2.1%
Return on average shareholders' equity (2)(3)	31.3%	33.0%	27.1%	29.3%	26.9%
No. of outstanding shares (millions)	2,228.29	2,228.29	2,228.29	2,228.29	2,228.29

Quality of loan portfolio
Past due loans as a percentage of total loans	1.59%	1.71%	1.56%	1.59%	1.56%
Reserves for loan losses as a percentage of
total past due loans	193.3%	179.5%	191.8%	193.3%	191.8%
Reserves for loan losses as a percentage of
total loans	3.1%	3.1%	3.0%	3.1%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (4)	46.3%	48.0%	48.8%	48.5%	51.1%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.3%	3.4%	3.4%	3.3%	3.4%

Capital adequacy
Total Regulatory Capital (US$ million)	1,984.8	1,969.2	1,739.0
Tier I capital (US$ million)	1,561.0	1,514.9	1,289.4
BIS ratio (5)	13.9%	13.6%	14.5%

Average balances (US$ million) (3)
Interest earning assets	20,147.4	18,643.6	16,203.5	18,942.9	16,497.2
Total Assets	22,171.5	20,761.4	18,033.8	21,665.6	18,197.2
Net shareholders' equity	1,772.1	1,629.1	1,499.5	1,707.6	1,437.0
(1) Shares outstanding of 2,228 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.
(5) Regulatory Capital / risk-weighted assets.  Risk weighted assets include market risk and operation risk

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(In US$ thousand)

	Balance to and for the period of
	Three month ending			Year to date		Change %
	30 Sep 10	30 Jun 10	30 Sep 09					Sep 10 /
	3Q10	2Q10	3Q09	Sep 10	Sep 09	QoQ	YoY	Sep 09
Results
Total Premiums	202,871	163,372	148,718	521,869	436,128	24.2%	36.4%	19.7%
Ceded Premiums	37,986	17,748	19,637	81,002	66,775	114.0%	93.4%	21.3%
Unearned premium reserves	40,675	20,204	16,341	76,040	48,985	101.3%	148.9%	55.2%
Net earned premiums	124,210	125,420	112,740	364,827	320,368	-1.0%	10.2%	13.9%
Direct claims	79,716	76,990	57,091	251,550	243,485	3.5%	39.6%	3.3%
Ceded claims	3,233	932	(15,856)	20,467	27,106	246.8%	120.4%	-24.5%
Net claims	76,483	76,058	72,947	231,083	216,380	0.6%	4.8%	6.8%
Direct commissions	21,709	19,901	17,029	59,757	51,169	9.1%	27.5%	16.8%
Commissions received	3,212	2,766	2,420	8,397	7,170	16.1%	32.7%	17.1%
Net commissions	18,497	17,135	14,609	51,359	43,999	7.9%	26.6%	16.7%
Technical expenses	7,556	6,437	6,099	20,658	17,509	17.4%	23.9%	18.0%
Technical resolves	2,531	1,962	3,549	7,397	8,453	29.0%	-28.7%	-12.5%
Net technical expenses	5,025	4,475	2,550	13,261	9,056	12.3%	97.1%	46.4%
Underwriting results	24,205	27,753	22,634	69,124	50,934	-12.8%	6.9%	35.7%

Financial income	17,766	17,690	15,774	53,254	45,428	0.4%	12.6%	17.2%
Gains on sale of real state and secutirities	5,768	3,372	4,122	12,223	9,910	71.0%	39.9%	23.3%
Net property and rental income	1,117	1,150	1,136	3,453	2,879	-2.8%	-1.6%	19.9%
(-) Financial expenses	(621)	1,295	412	1,148	1,524	-147.9%	-250.7%	-24.7%
Financial income, net	25,272	20,917	20,620	67,781	56,693	20.8%	22.6%	19.6%

Salaries and benefits	14,768	13,995	11,752	41,774	32,454	5.5%	25.7%	28.7%
Administrative expenses	14,593	11,126	11,117	35,639	27,649	31.2%	31.3%	28.9%
Third party services	6,841	5,357	4,531	17,017	12,767	27.7%	51.0%	33.3%
Management expenses	2,544	2,285	1,602	7,032	5,111	11.3%	58.7%	37.6%
Provisions	1,796	1,609	1,751	4,900	4,259	11.6%	2.6%	15.0%
Taxes	1,384	1,120	1,382	3,960	3,744	23.6%	0.2%	5.8%
Other expenses	2,029	755	1,851	2,730	1,767	168.7%	9.6%	54.5%
General expenses	29,360	25,121	22,869	77,413	60,103	16.9%	28.4%	28.8%

Other income	20	343	(92)	574	832	-94.3%	121.3%	-31.1%
Traslations results	1,516	529	1,879	3,049	4,092	186.8%	-19.3%	-25.5%
Employee participation and income tax	5,267	3,959	6,282	11,225	11,025	33.0%	-16.2%	1.8%

Income before minority interest	16,386	20,461	15,890	51,890	41,423	-19.9%	3.1%	25.3%
Minority interest	2,645	3,985	2,613	9,579	8,514	-33.6%	1.2%	12.5%

Net income	13,741	16,475	13,277	42,311	32,909	-16.6%	3.5%	28.6%

Balance (end of period)

Total Assets	1,739,047	1,591,564	1,476,861	1,739,047	1,476,861	147,483	262,186	262,186
Invesment on securities and real state (1)	1,259,896	1,133,861	1,026,507	1,259,896	1,026,507	126,035	233,389	233,389
Technical reserves	1,126,039	1,079,531	1,016,054	1,126,039	1,016,054	46,508	109,985	109,985
Net equity	338,320	288,277	242,243	338,320	242,243	50,042	96,077	96,077

Ratios

Ceded	18.7%	10.9%	13.2%	15.5%	15.3%
Gross loss ratio	39.3%	47.1%	38.4%	48.2%	55.8%
Loss ratio	61.6%	60.6%	64.7%	63.3%	67.5%
Acquisition costs/ earned premium	14.9%	13.7%	13.0%	14.1%	13.7%
Commissions + technical expenses, net / net earned premiums	18.9%	17.2%	15.2%	17.7%	16.6%
Underwriting results / total premium	11.9%	17.0%	15.2%	13.2%	11.7%
Underwriting results / net earned premiums	19.5%	22.1%	20.1%	18.9%	15.9%
General expenses / net earned premiums	23.6%	20.0%	20.3%	21.2%	18.8%
Net income / total premiums	6.8%	10.1%	8.9%	8.1%	7.5%
Return on equity (2)(3)	18.7%	25.8%	26.6%	19.1%	18.7%
Return on total premiums	6.8%	10.1%	8.9%	8.1%	7.5%
Net equity / total assets	19.5%	18.1%	16.4%	19.5%	16.4%
Increase in technical reserves	24.7%	13.9%	12.7%	17.2%	13.3%
General expenses / assets (2)(3)	7.2%	6.6%	6.5%	6.4%	6.5%

Combined ratio of PPS + PS (4)	93.8%	92.0%	95.2%	94.0%	97.8%
Net claims / net earned premiums	58.2%	60.9%	65.6%	61.2%	69.6%
General expenses and commissions / net earned premiums	35.6%	31.1%	29.6%	32.8%	28.2%
(1) Real state investment were excluded
(2) Annualized
(3) Average are determined as the average of period - begging and period ending
(4) Without consolidated adjusments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative